MARCH 3, 2009
Notice of the 177th Annual Meeting of Shareholders and Management Proxy Circular
Your participation is important — please take a minute to vote.
Voting instructions commence on page 1.
IMPORTANT INFORMATION FOR SHAREHOLDERS
[Scotiabank Logo]

Dear Shareholders,

You are invited to attend the 177th Annual Meeting of Shareholders of The Bank of Nova Scotia, which will be held at the World Trade and Convention Centre in Halifax, Nova Scotia, at 10:00 a.m. (Atlantic Standard Time) on Tuesday, March 3, 2009. The Annual Meeting gives you the opportunity to learn more about your Bank, receive its financial results, and hear about our plans for the future. You will also meet our directors and senior management.

The attached Notice of Meeting and Management Proxy Circular describes the business to be conducted at the Annual Meeting. Even if you cannot attend the Annual Meeting, it is important that your shares be represented and voted, by using the enclosed proxy or voting instruction form. We encourage you to familiarize yourself with the information in the Management Proxy Circular, and then vote as soon as possible. We look forward to your participation.

We will provide live coverage of the Annual Meeting from the Investor Relations section of the Scotiabank website at www.scotiabank.com. Additionally, a recorded version will continue to be available on that site for several weeks following the meeting.

Sincerely,

Arthur R.A. Scace Chairman of the Board	Rick Waugh President and Chief Executive Officer

NOTICE OF 177TH ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of The Bank of Nova Scotia will be held

on	Tuesday, March 3, 2009

at	10:00 a.m. (Atlantic Standard Time)

at the	World Trade and Convention Centre Grand Ballroom B 1800 Argyle Street Halifax, Nova Scotia B3J 2V9

for the following purposes:

•	to receive the financial statements for the fiscal year ended October 31, 2008 and the Auditors’ Report on the financial statements;

•	to elect directors;

•	to appoint KPMG LLP as auditors;

•	to consider certain proposals submitted by shareholders (included in Schedule A of the attached Management Proxy Circular); and

•	to transact such other business as may properly be brought before the meeting.

As of the record date, January 12, 2009, there were 1,007,115,749 Bank common shares outstanding and, subject to applicable Bank Act restrictions, eligible to cast one vote per share at the Annual Meeting.

Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or 1-866-249-7775. Proxies must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than March 2, 2009, 5:00 p.m. Eastern Standard Time.

By order of the Board

Toronto, Ontario, Canada January 12, 2009	Deborah M. Alexander Executive Vice-President General Counsel and Secretary

NOTE: If you wish to receive (or continue to receive) quarterly interim financial statements and interim MD&A by mail during 2009, registered shareholders must mark the request box at the bottom of their form of proxy, and other shareholders must mark the request box on their voting instruction form. If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and MD&A are available on the Scotiabank website at www.scotiabank.com.

Some households may receive multiple copies of Annual Reports in shareholder mailings as a result of having multiple registered shareholders residing at that address. Registered shareholders may cease to receive Annual Reports, containing annual financial statements and annual MD&A, by marking the Annual Report Waiver box at the bottom of the form of proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If registered shareholders do not mark the box, Annual Reports will continue to be sent to you.

Table of Contents

Management Proxy Circular

Part I — Voting

Who Can Vote?	1

Voting in Person	1

Voting by Proxy	1

Beneficial Owners (Non-Registered Holders)	2

Votes Required for Approval	3

Solicitation of Proxies	3

Part II — Business of the Meeting

Financial Statements	3

Election of Directors	3

Appointment of Auditors	3

Shareholder Proposals	4

Nominees for Election to the Board of Directors	5

Part III — Compensation of Directors

Compensation of Directors	12

Part IV — Corporate Governance

Corporate Governance Regulation	16

Committee Reports	17

Audit and Conduct Review Committee	17
Corporate Governance and Pension Committee	18
Executive and Risk Committee	19
Human Resources Committee	20

Part V — Executive Compensation

Human Resources Committee Report on Executive Compensation	20

Executive Compensation	34

Summary Compensation Table	34
Performance Share Units (PSUs)	36
Stock Options	36
Securities Authorized for Issuance under Equity Compensation Plans	37
Retirement Benefits	37
Change of Control and Termination Without Cause	40

Part VI — Other Information

Share Performance Graph	41

Indebtedness of Directors and Executive Officers	41

Directors’ and Officers’ Insurance	43

Additional Documentation	43

Directors’ Approval	43

Schedule A

Proposals Submitted by Shareholders	44

Appendix 1

Statement of Corporate Governance Practices	53

Appendix 2

Director Independence Standards	62

NOTE: Registered shareholders receive a form of proxy with this Management Proxy Circular. This form can be used to vote your shares if you cannot attend the shareholders’ meeting; see “Voting by Proxy.” Non-registered shareholders (who beneficially own shares held by a broker or other intermediary) may receive a voting instruction form or form of proxy from their intermediary with this Management Proxy Circular; see “Beneficial Owners (Non-Registered Holders).”

THE BANK OF NOVA SCOTIA

MANAGEMENT PROXY CIRCULAR

All information is as of January 5, 2009, unless otherwise indicated.

This Management Proxy Circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “Bank”) of proxies for use at the Annual Meeting of Shareholders of the Bank (the “meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

 Part I — VOTING

WHO CAN VOTE?

One Vote Per Share

January 12, 2009, is the record date to determine the shareholders who are entitled to receive notice of and to vote at the meeting.
Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the Bank (“Bank common share”) registered in his or her name as of January 12, 2009. As of January 5, 2009, there were 1,007,090,533 Bank common shares outstanding.
Under the Bank Act, no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. To the knowledge of the Directors and officers of the Bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the Bank’s issued and outstanding shares of any class.

Voting Restrictions

The Bank Act restricts the voting rights of the Bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.
For more information about voting rights, contact the Secretary of the Bank.

VOTING IN PERSON

Registered shareholders who attend the meeting in Halifax on March 3, 2009, can cast one vote for each Bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting. Please note that the majority of the Bank’s shareholders are beneficial shareholders. If you are a beneficial shareholder, please see the section below entitled “Beneficial Owners (Non-Registered Holders).”

VOTING BY PROXY

Registered shareholders who do not plan to come to the meeting can vote by using the form of proxy to appoint someone who will be there as their proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.

What Is a Proxy?

A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)

Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are Directors of the Bank, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.
If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she wishes (see “Your Proxy Vote”).

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To record your vote, you must return the signed proxy by March 2, 2009, 5:00 p.m. Eastern Standard Time, to the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, at:
100 University Avenue, 9th floor
Toronto, Ontario M5J 2Y1
or
Fax: 416-263-9524 or 1-866-249-7775

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver such document to one of these addresses:
The Bank of Nova Scotia Executive Offices
44 King Street West
Toronto, Ontario M5H 1H1
Attention: Deborah M. Alexander
Executive Vice-President,
General Counsel and Secretary
Fax: 416-866-5090
OR
The Bank of Nova Scotia Head Office
1709 Hollis Street
Halifax, Nova Scotia B3J 3B7
Attention: Peter Bessey
Senior Vice-President, Atlantic Region
Fax: 1-877-841-9920

The proxy can be revoked if a revocation: (i) is received by or on the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (ii) is deposited with the Chairman of the meeting on the day of the meeting (or of the continuation), or (iii) in any other way the law permits.
If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of the Bank’s transfer agent, Computershare Trust Company of Canada, by March 2, 2009, 5:00 p.m. Eastern Standard Time, you can still vote your shares, but must do so in person at the meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly, and delivered it to the transfer agent by March 2, 2009, 5:00 p.m. Eastern Standard Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly on that ballot.
If you have NOT specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she wishes; and if you have appointed the persons designated in the form of proxy as your proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

•	FOR the election as Directors of the nominees whose names are set out in this Management Proxy Circular;

•	FOR the appointment of KPMG LLP as auditors; and

•	AGAINST the shareholders’ proposals described in Schedule A.
For more information on any of these matters, see Part II, “Business of the Meeting.” If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she wishes. The notice includes all the matters to be presented at the meeting that are known to management as of this date.

Confidentiality

All proxies are considered confidential and will be returned to the Bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s Stock Transfer Services division will count the proxies and tabulate the results which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the Bank if it has a comment intended for the Bank’s management on it, or in connection with applicable legal requirements.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Most shareholders are “beneficial owners” who are non-registered shareholders. Their Bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).
Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or enabling voting by alternate means such as telephone or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit

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the non-registered holders to direct the voting of the Bank common shares which they beneficially own.
If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTES REQUIRED FOR APPROVAL

All of the matters to come to a vote at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast.

SOLICITATION OF PROXIES

The Bank’s management requests that you sign and return the proxy form or voting instruction form to ensure your votes are exercised at the meeting.
The Bank will pay the cost of proxy solicitation, which will be primarily by mail. However, proxies may also be solicited by telephone, in writing or in person by employees of the Bank or Computershare Trust Company of Canada. The Bank may also use the services of agents at nominal cost.

 Part II — BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended October 31, 2008, are included in the Annual Report, which has been mailed to shareholders with this Management Proxy Circular and/or is available on the Bank’s website at www.scotiabank.com and regulatory websites at www.sedar.com or www.sec.gov (EDGAR Company Filings section).

ELECTION OF DIRECTORS

The 14 nominees proposed for election as Directors, which were recommended by the Corporate Governance and Pension Committee to the Board of Directors, are listed below under the heading “Nominees for Election to the Board of Directors” beginning on page 5. The term of office of each Director expires at the close of the next Annual Meeting of Shareholders following the election of the Director. As both Mr. Lemaire and Mr. Scace are no longer eligible to stand for re-election at the Annual Meeting, they will both be retiring from the Board at that meeting but will continue to act as directors until then. The Board intends to appoint both Mr. Lemaire and Mr. Scace as honorary directors following the Annual Meeting.
Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed below, beginning on page 5. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

APPOINTMENT OF AUDITORS

KPMG LLP has served continuously as one of the Bank’s auditors since 1992 and became the Bank’s sole auditor on March 3, 2006, when it was re-appointed by the shareholders at the Bank’s Annual Meeting.
PricewaterhouseCoopers LLP also served as one of the Bank’s auditing firms from 1992 until its resignation on December 20, 2005, following the Audit and Conduct Review Committee’s decision to move to a single auditor.
Management proposes that KPMG LLP be re-appointed as the Shareholders’ Auditors of the Bank. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of KPMG LLP to act until the close of the next Annual Meeting.

Shareholders’ Auditors’ Services Pre-approval Policies and Procedures

The Audit and Conduct Review Committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the Bank’s Shareholders’ Auditors. The objective of the Policies is to specify the scope of services permitted to be performed by the Bank’s Shareholders’ Auditors and to ensure the independence of the Bank’s Shareholders’ Auditors is not compromised through engaging them for other services. The Policies state that the Audit and Conduct Review Committee shall pre-approve the following: Audit services (all such engagements provided by the Bank’s Shareholders’ Auditors as well as all such engagements provided by any other registered public accounting firm); and other permitted services to be provided by the Bank’s Shareholders’ Auditors (primarily audit and audit-related services). The Bank’s Shareholders’ Auditors shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the Audit and Conduct Review

  Scotiabank 3

Committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act, 2002, Canadian independence standards for auditors and applicable legal requirements. The Policies are applicable to the Bank, its subsidiaries and entities that are required to be consolidated by the Bank. The Audit and Conduct Review Committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the Audit and Conduct Review Committee’s responsibilities to management of the Bank.

Fees Paid to Shareholders’ Auditors

Fees paid by the Bank to the Shareholders’ Auditors, KPMG LLP, for the years ended October 31, 2008 and October 31, 2007 were as follows:

For the fiscal years ($ millions)	2008	2007
Audit services	$13.9	$13.4
Audit-related services	0.8	0.4
Tax services outside of the audit scope	0.1	0.2
Other non-audit services	0.4	0.3

	$15.2	$14.3

Description of the nature of the above-noted services:

•	Audit services generally relate to the statutory audits and review of financial statements, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, audits of employee benefit plans, other associated entities and mutual funds, and special attest services not required by statute or regulation, but requested by a party to a specific transaction. In 2008 these services included specified procedures with respect to a potential international acquisition, training on accounting and financial reporting, review of controls and procedures related to regulatory reporting of a subsidiary as requested by the local regulator, and consultation on the potential impact of new accounting standards.

•	Tax services outside of the audit scope represent primarily specified procedures to assist in the preparation of personal tax returns of individuals not in financial reporting or accounting roles, specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

•	Other non-audit services are primarily providing industry salary surveys.

SHAREHOLDER PROPOSALS

Attached to this Management Proxy Circular as Schedule A are nine proposals which shareholders of the Bank plan to raise at the meeting. These proposals relate to the following:

•	modifications to the Bank’s long-term incentive plans further to a change of control;

•	adoption of a shareholder advisory vote on senior executive compensation;

•	adoption of a policy whereby 50% of new proposed Board members be women;

•	adoption of the Audit and Conduct Review Committee and external auditor independence standards for the Human Resources Committee and external compensation consultants;

•	adoption of a policy limiting the number of other boards a Director may serve on to four;

•	adoption of a shareholder advisory vote on executive compensation;

•	a comprehensive review of executive compensation;

•	a thorough review of short-selling practices; and

•	a review of director recruitment policies.

If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these nine proposals.

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NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The following 14 individuals are the nominees proposed for election as Directors of the Bank. All are currently Directors of the Bank.

Ronald A. Brenneman Calgary, Alberta, Canada Shares: 74,977 DDSUs: 27,620	Mr. Brenneman, age 62, is President and Chief Executive Officer of Petro-Canada, an oil and gas company. His career in the oil and gas industry began in 1969, during which time he has held positions with Imperial Oil Limited, Exxon Corporation and Petro-Canada. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.

Mr. Brenneman sits on the boards of Petro-Canada, BCE Inc. and Syncrude Canada Ltd. and has been active in the Canadian Petroleum Association, the Canada Safety Council, the United Way of Calgary and of Toronto, and has helped raise funds for Mount Royal College, the new Alberta Children’s Hospital, UNICEF, Trout Unlimited Canada and Ducks Unlimited Canada. Mr. Brenneman did not serve as a director of any other publicly-traded companies during the period from 2004 to 2008.

Areas of Expertise: Oil and Gas, Finance and Management

Scotiabank Board Details:
• Director since March 28, 2000
• Member of: Audit and Conduct Review Committee (and is the Committee’s designated financial expert) and
  Human Resources Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2017

C.J. Chen Singapore Shares: 33,624 DDSUs: 13,476	Mr. Chen, age 63, is Counsel to Rajah & Tann LLP, Transnational Legal Solutions, in Singapore, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He received his LL.B. (Hons.) from the University of Singapore. Mr. Chen serves as a member of the International Advisory Council of Washington University in St. Louis, Missouri, U.S.A. and of the Advisory Board of the Faculty of Management at Dalhousie University.

Mr. Chen sits on the boards of several corporations including Amatil Investments (Singapore) Pte Ltd., Polo Ralph Lauren Sourcing Company Limited and The Bank of Nova Scotia Asia Limited. In addition, at different times during the period from 2004 to 2008, Mr. Chen served as a director of the following publicly-traded companies: Keppel Hitachi Zosen Limited, Superior Multi-Packaging Ltd. and Wearnes International (1994) Limited.

Areas of Expertise: Asian economic and foreign policy, Law, Corporate and Capital Markets

Scotiabank Board Details:
• Director since October 30, 1990
• Member of: Corporate Governance and Pension Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2015

N. Ashleigh Everett Winnipeg, Manitoba, Canada Shares: 12,308 DDSUs: 20,543	Ms. Everett, age 52, is President, Corporate Secretary and a director of Royal Canadian Securities Limited, the principal businesses of which include Domo Gasoline Corporation, a gasoline retailer, and Royal Canadian Properties Limited, a real estate and property development company. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario.

Ms. Everett sits on the boards of Manitoba Telecom Services Inc., Centre Venture Development Corporation and Winnipeg Harvest Inc. She is a member of the World Presidents Organization. Ms. Everett did not serve as a director of any other publicly-traded companies during the period from 2004 to 2008.

Areas of Expertise: Retail and Real Estate Development and Management

Scotiabank Board Details:
• Director since October 28, 1997
• Member of: Corporate Governance and Pension Committee and Human Resources Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2027

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John C. Kerr, C.M., O.B.C., LL.D. Vancouver, British Columbia, Canada Shares: 11,800 DDSUs: 26,408	Mr. Kerr, age 64, is Chairman of Lignum Investments Ltd., a privately-held investment company and is the managing partner of Lignum Forest Products LLP, a privately-held forest products distribution company. He is President of the Vancouver Professional Baseball LLP, owner of the Vancouver Canadians minor league baseball team. He received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley.

Mr. Kerr is Chair of the Vancouver Foundation and Chancellor of Emily Carr University of Art + Design. In addition, at different times during the period from 2004 to 2008, Mr. Kerr served as a director of the following publicly-traded companies: Riverside Forest Products Ltd. and Louisiana Pacific Corporation.

Areas of Expertise: Forest Products and Finance

Scotiabank Board Details:
• Director since March 30, 1999
• Member of: Corporate Governance and Pension Committee and Human Resources Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2015

The Honourable Michael J.L. Kirby Nepean, Ontario, Canada Shares: 1,532 DDSUs: 31,205	Mr. Kirby, age 67, is Chairman of The Mental Health Commission of Canada and a corporate director. Mr. Kirby was a Member of the Senate of Canada from 1984 until 2006. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University and Simon Fraser University.

Mr. Kirby sits on the boards of Brainhunter Inc., Extendicare REIT, Indigo Books and Music Inc., MDC Partners Inc. and Ontario Energy Savings Corporation, the administrator of Energy Savings Income Fund. Until 2005, Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Council. Previously, Mr. Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues, and was Chair of the Standing Senate Committee on Social Affairs, Science and Technology. In addition, at different times during the period from 2004 to 2008, Mr. Kirby served as a director of the following publicly-traded companies: CPI Plastics Group Limited and Extendicare Inc.

Areas of Expertise: Public Policy, Finance and Mathematics

Scotiabank Board Details:
• Director since March 28, 2000
• Member of: Audit and Conduct Review Committee (Chair) and Executive and Risk Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2012

John T. Mayberry, C.M. Burlington, Ontario, Canada Shares: 12,207 DDSUs: 29,215	Mr. Mayberry, age 64, is a corporate director and the retired Chair of the Board and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products. Following the March 3, 2009 Annual Meeting, Mr. Mayberry will assume the role of Chairman of the Board of the Bank, pending his re-election as a Director. He holds a B.A. from the University of Western Ontario and a diploma from McMaster University in Metallurgy of Iron and Steel. He has been awarded an Honorary Doctor of Laws from McMaster University and is a member of the Order of Canada.

At different times during the period from 2004 to 2008, Mr. Mayberry served as a director of the following publicly-traded companies: CFM Corporation, Decoma International Inc., Inco Limited and MDS Inc., where he also served as Non-Executive Chairman.

Areas of Expertise: Primary Steel Products and Management

Scotiabank Board Details:
• Director since March 29, 1994
• Member of: Executive and Risk Committee (Chair) and Human Resources Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2015

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Thomas C. O’Neill Toronto, Ontario, Canada Shares: 11,300 DDSUs: 1,711	Mr. O’Neill, age 63, is a corporate director and the retired Chair of the Board of PwC Consulting. He was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a Bachelor of Commerce from Queen’s University and is a chartered accountant. In 2008, Mr. O’Neill was awarded a Fellowship by the Institute of Corporate Directors of Canada, in 2005, an Honorary Doctorate of Law by Queen’s University and in 1988, the Fellow Chartered Accountant designation by the Ontario Institute of Chartered Accountants.

Mr. O’Neill currently sits on the boards of BCE Inc., Loblaw Companies Limited, Nexen Inc., Adecco S.A. and St. Michael’s Hospital. Mr. O’Neill will assume the role of Chairman of the Board of BCE Inc., following its Annual Meeting in February 2009. He is a member of the External Audit Committee of the International Monetary Fund and former Vice-Chair of the Board of Governors of Queen’s University. He is also past Director of the Ontario Teachers’ Pension Plan (2003-2007). In addition, during the period from 2004 to 2008, Mr. O’Neill also served as a director of Dofasco Inc., a publicly-traded company.

Areas of Expertise: Accounting, Finance and Management

Scotiabank Board Details:
• Director since May 26, 2008
• Member of: Audit and Conduct Review Committee
• Has until fiscal 2013 to meet Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2015

Elizabeth Parr-Johnston, C.M., Ph.D., D.Litt. Chester Basin, Nova Scotia, Canada Shares: 9,620 DDSUs: 22,919	Dr. Parr-Johnston, age 69, is President of Parr Johnston Economic and Policy Consultants. She holds a B.A. from Wellesley College and a M.A. and Ph.D. in economics from Yale University. She has research expertise in economic and public policy and speaks and writes on higher education in Canada, public policy and general management issues.

Dr. Parr-Johnston is the former President and Vice-Chancellor of the University of New Brunswick (1996-2002) and of Mount Saint Vincent University (1991-1996). She currently sits on several boards, including Emera Incorporated, the Social Research and Demonstration Corporation, the Canadian Millennium Scholarship Foundation, the National Theatre School and the Council of Canadian Academies, where she serves as Chair. In addition, at different times during the period from 2004 to 2008, Dr. Parr-Johnston served as a director of Nova Scotia Power Incorporated.

Areas of Expertise: Education, Public Policy and Economics

Scotiabank Board Details:
• Director since October 26, 1993
• Member of: Audit and Conduct Review Committee and Corporate Governance and Pension Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2010

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Alexis E. Rovzar de la Torre New York, New York, U.S.A. Shares: 7,665 DDSUs: 0	Mr. Rovzar, age 57, is a Partner in the Latin America practice group of White & Case LLP, a global law firm. He has a J.D. from the National University of Mexico and is authorized to practice law in Mexico. Mr. Rovzar has previous experience as an investment banker from 1988 to 1994 and he served as a chief executive or member of senior management for several portfolio companies.

Mr. Rovzar sits on the boards of several companies, including: Fomento Económico Mexicano, S.A. (FEMSA), Coca-Cola Femsa, S.A. (KOF), Grupo BIMBO, S.A. and Grupo Comex. He is also a member of the advisory board of Grupo ACIR Communicaciones, S.A. de C.V. and is a director of Compañía Occidental Mexicana, S.A. Mr. Rovzar devotes substantial time to philanthropic activities in Mexico and abroad. He is an active board member of Procura, A.C., Appleseed, Reintegra, A.C., ProVivah, Endeavor Mexico, the U.S.-Mexico Chamber of Commerce, the Society of the Americas in New York and the Patronato del Instituto Nacional de Pediatría. Mr. Rovzar chairs the Board of the Philharmonic Orchestra of the Americas, is a member of the Board of International Overseers of Tufts University, the Center on Philanthropy of Indiana University and the Mexican Mediation Institute, among other professional organizations. Mr. Rovzar did not serve as a director of any other publicly-traded companies during the period from 2004 to 2008.

Areas of Expertise: Law and International Business

Scotiabank Board Details:
• Director since December 31, 2005
• Member of: Audit and Conduct Review Committee (since September 2008) and Corporate Governance and
  Pension Committee
• Has until fiscal 2013 to meet the Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2022

Indira V. Samarasekera, O.C., Ph.D. Edmonton, Alberta, Canada Shares: 173 DDSUs: 879	Dr. Samarasekera, age 56, is President and Vice-Chancellor of the University of Alberta and former Vice-President, Research at the University of British Columbia (2000-2005). She holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from University of British Columbia.

Dr. Samarasekera sits on the boards of the Alberta Heritage Foundation for Medical Research, the Conference Board of Canada, the Public Policy Forum and the Canadian International Council. She also serves on the Prime Minister’s Advisory Committee on Public Service, the Advisory Board for the Canadian Space Agency and a President’s Visiting Committee at Massachusetts Institute of Technology (MIT). Dr. Samarasekera did not serve as a director of any other publicly-traded companies during the period from 2004 to 2008.

Areas of Expertise: Engineering, Public Policy and Education

Scotiabank Board Details:
• Director since May 26, 2008
• Member of: Audit and Conduct Review Committee
• Has until fiscal 2013 to meet Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2023

Allan C. Shaw, C.M., LL.D. Halifax, Nova Scotia, Canada Shares: 74,084 DDSUs: 30,151	Mr. Shaw, age 66, is Non-Executive Chairman of The Shaw Group Holding Limited, a manufacturer of residential and construction products and a real estate developer; previously, from 1987 to July 2005, Mr. Shaw held the position of Chairman and Chief Executive Officer. He received his B.Sc. from Dalhousie University and his M.B.A. from Harvard University. In 2001, he was awarded an Honorary Doctor of Laws from Dalhousie University.

Mr. Shaw is past Chair of Canadian Policy Research Networks Inc., Ottawa; Member, Board of Trustees, Ernest C. Manning Awards Foundation, Calgary; Director, Canadian Centre for Ethics in Public Affairs (CCEPA); Director, Dalhousie Medical Research Foundation; and Executive in Residence and Member, Advisory Board, Faculty of Management, Dalhousie University. Mr. Shaw did not serve as a director of any other publicly-traded companies during the period from 2004 to 2008.

Areas of Expertise: Manufacturing, Real Estate Development and Governance

Scotiabank Board Details:
• Director since September 30, 1986
• Member of: Corporate Governance and Pension Committee (Chair) and Executive and Risk Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2013

  Scotiabank 8

Paul D. Sobey Kings Head, Pictou County, Nova Scotia, Canada Shares: 20,000 DDSUs: 26,662	Mr. Sobey, age 51, is President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company. He received his Bachelor of Commerce from Dalhousie University, attended the Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant. In 2005, Mr. Sobey was awarded the Fellow Chartered Accountant designation by the Institute of Chartered Accountants of Nova Scotia.

Mr. Sobey is a member of the Board of Governors of St. Mary’s University. Mr. Sobey sits on the boards of Empire Company Limited, Sobeys Inc. and Crombie REIT. At different times during the period from 2004 to 2008, Mr. Sobey served as Chairman and a director of Wajax Income Fund (formerly Wajax Limited) and as a director of Emera Incorporated and Nova Scotia Power Incorporated.

Areas of Expertise: Retail Business, Management and Finance

Scotiabank Board Details:
• Director since August 31, 1999
• Member of: Audit and Conduct Review Committee and Corporate Governance and Pension Committee
• Meets Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2027

Barbara S. Thomas Belleair, Florida, U.S.A. Shares: 7,924 DDSUs: 0	Ms. Thomas, age 59, is a corporate director with experience in brand management and consumer goods. She received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.

Ms. Thomas currently serves as a director of Spectrum Brands, Inc. and the Blue Cross/Blue Shield Companies of Florida. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and a director of The Dial Corporation. She has held the positions of President of Warner-Lambert Consumer Healthcare Company (1997 to 2000) and was Chief Executive Officer of Pillsbury Canada Ltd. (1995 to 1997). Ms. Thomas did not serve as a director of any other publicly-traded companies during the period from 2004 to 2008.

Areas of Expertise: Consumer Products Management, Brand Management and Management

Scotiabank Board Details:
• Director since September 28, 2004
• Member of: Audit and Conduct Review Committee and Human Resources Committee
• Has until fiscal 2013 to meet the Share Ownership Guidelines
• Independent
• Latest Retirement Date: ineligible for re-election in April 2020

Richard E. Waugh Toronto, Ontario, Canada Shares: 125,386 DSUs: 372,497	Mr. Waugh, age 61, is President and Chief Executive Officer of the Bank. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the Bank’s investment, corporate, international and retail banking areas. Mr. Waugh has a Bachelor of Commerce (Honours) degree from the University of Manitoba, a M.B.A. from York University and Honorary Doctorates from Assumption University and York University. He is also a Fellow of the Institute of Canadian Bankers.

Mr. Waugh serves on the boards of certain international subsidiaries of the Bank. He currently sits on the board of the Institute of International Finance, Inc. and co-chairs the Committee on Market Best Practices. He is also a director of Catalyst Inc. and Chair of the Canadian Advisory Board of Catalyst Canada Inc. Mr. Waugh also participates and is active on a number of philanthropic boards and organizations. Mr. Waugh served as a director of Inco Limited during the period from July 2005 to October 2006, and did not serve as a director of any other publicly-traded companies during the period from 2004 to 2008.

Areas of Expertise: Banking, Management and International Markets

Scotiabank Board Details:
• Director since March 25, 2003
• Member of: Executive and Risk Committee
• Meets Share Ownership Guidelines
• Non-independent (President and CEO of the Bank)
• Latest Retirement Date: ineligible for re-election in April 2018

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

2.	Ms. Everett was, prior to April 2005, a director and officer of Tereve Holdings Ltd., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.

  Scotiabank 9

Interlocking Directorships

Directors of the Bank who serve together on the boards of directors of other public companies (including committee memberships) are as follows:

Name of Corporation	Directors	Committee Memberships
Emera Incorporated	Mr. Sobey[1]	Audit Committee (Chair)
	Dr. Parr-Johnston	Management Resources and Compensation Committee (Chair) and Nominating and Corporate Governance Committee (member)

BCE Inc.	Mr. Brenneman	Pension Fund Committee (member) and Management Resources and Compensation Committee (member)
	Mr. O’Neill	Audit Committee (Chair)

1.	Mr. Sobey resigned from the Board of Directors of Emera Incorporated in May 2008.

Board and Committee Meetings Held and Overall Attendance Levels

Below is a summary of Board and Committee meetings held during fiscal 2008. The Directors have the opportunity to hold “in camera” sessions without management present at every Board and Committee meeting held. An “in camera” session without management present was held at every Board meeting during fiscal 2008.

	Number of	Attendance at
Board/Committee	Meetings	all Meetings
Board	9	100%
Audit and Conduct Review Committee	8	98.1%
Corporate Governance and Pension Committee	4	100%
Executive and Risk Committee	12	97.2%
Human Resources Committee	6	97.7%

Total number of meetings held	39	98.6%

1.	Regional Advisory Committee Meetings were held in Vancouver (4) and Montreal (2).

  Scotiabank 10

Summary of Attendance of Directors

A summary of attendance for Board and Committee members during fiscal 2008 is set out below:

	Board Meetings	Committee Meetings	% of Board Meetings	% of Committee
Name	Attended	Attended	Attended	Meetings Attended
Ronald A. Brenneman	9 of 9	8 of 8 ACRC 5 of 6 HRC	100	93

C.J. Chen	9 of 9	4 of 4 CGPC	100	100

N. Ashleigh Everett	9 of 9	4 of 4 CGPC 6 of 6 HRC	100	100

John C. Kerr	9 of 9	4 of 4 CGPC 6 of 6 HRC	100	100

Michael J.L. Kirby	9 of 9	8 of 8 ACRC (Chair) 12 of 12 ERC	100	100

Laurent Lemaire	9 of 9	12 of 12 ERC 6 of 6 HRC	100	100

John T. Mayberry	9 of 9	12 of 12 ERC (Chair) 6 of 6 HRC	100	100

Thomas C. O’Neill[1]	5 of 5	4 of 4 ACRC	100	100

Elizabeth Parr-Johnston	9 of 9	8 of 8 ACRC 4 of 4 CGPC	100	100

Alexis E. Rovzar de la Torre[2]	9 of 9	1 of 1 ACRC 4 of 4 CGPC	100	100

Indira V. Samarasekera[3]	5 of 5	4 of 4 ACRC	100	100

Arthur R.A. Scace[4]	9 of 9	12 of 12 ERC 6 of 6 HRC (Chair)	100	100

Allan C. Shaw	9 of 9	4 of 4 CGPC (Chair) 11 of 12 ERC	100	94

Paul D. Sobey	9 of 9	7 of 8 ACRC 4 of 4 CGPC	100	92

Barbara S. Thomas	9 of 9	8 of 8 ACRC 6 of 6 HRC	100	100

Richard E. Waugh[5]	9 of 9	11 of 12 ERC	100	92

Legend:
ACRC – Audit and Conduct Review Committee
ERC – Executive and Risk Committee
CGPC – Corporate Governance and Pension Committee
HRC – Human Resources Committee

1.	Mr. O’Neill was appointed a Director of the Bank and a member of the Audit and Conduct Review Committee on May 26, 2008.

2.	Occasionally, Directors may attend committee meetings for education purposes. Mr. Rovzar attended 7 Audit and Conduct Review Committee meetings for this purpose in fiscal 2008. He was appointed a member of the Audit and Conduct Review Committee on September 23, 2008.

3.	Dr. Samarasekera was appointed a Director of the Bank and a member of the Audit and Conduct Review Committee on May 26, 2008.

4.	Mr. Scace is an ex-officio member of the Audit and Conduct Review Committee and the Corporate Governance and Pension Committee. Mr. Scace attended 8 of 8 Audit and Conduct Review Committee meetings and 4 of 4 Corporate Governance and Pension Committee meetings in his capacity as an ex-officio member.

5.	Mr. Waugh is not a member of any Board Committees except for the Executive and Risk Committee; he attended all other committee meetings as a management invitee.

6.	Mrs. McDougall, who retired from the Board effective March 4, 2008, attended the following meetings in fiscal 2008: 3 of 3 Board meetings; 3 of 3 Audit and Conduct Review Committee meetings and 2 of 2 Human Resources Committee meetings.

7.	In addition to the 9 Board meetings held in fiscal 2008, a circular Board Resolution dated October 9, 2008 was signed by all Directors.

  Scotiabank 11

Director Attendance at Annual Meeting

The Bank encourages Board members to attend the Bank’s Annual Meeting. At the last Annual Meeting, held on March 4, 2008, all of the current proposed nominees for Director, who were Directors at that time, attended. Mr. Laurent Lemaire, who is not standing for re-election, was not able to attend.

 Part III — COMPENSATION OF DIRECTORS

COMPENSATION OF DIRECTORS

The Bank paid its non-employee Directors the following fees in fiscal 2008:

•	A board retainer of $30,000 per year and an additional dedicated board retainer of $90,000 per year paid in Bank common shares or Directors’ Deferred Stock Units (“DDSUs”);

•	A fee of $2,000 for each Board or committee meeting attended;

•	A retainer of $35,000 per year for the Chairman of the Audit and Conduct Review Committee and $6,000 per year for members of the Audit and Conduct Review Committee;

•	A retainer of $15,000 per year for the Chairman of each other committee and $3,000 per year for members of each other committee; and

•	A fee of $1,000 for each Regional Advisory Committee meeting attended.

An annual retainer of $300,000 is paid to the Non-Executive Chairman of the Board. The Chairman does not receive any other fees, including meeting attendance fees. Mr. Waugh, who is an officer of the Bank, does not receive any fees for serving as a Director. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Bank business. Directors do not participate in any Bank pension plans or any other Bank compensation plans. All Director compensation is included in the table below.
There are no changes to the fee structure for fiscal 2009.

  Scotiabank 12

Directors’ Compensation for Fiscal 2008

Compensation earned by Directors in respect of fiscal 2008 is set out below. The amounts are those amounts paid in respect of fiscal 2008 under compensation arrangements described above (as applicable).

					Non-				Portion of fees
		Dedicated	Committee	Committee	Executive	Board	Committee		taken in cash or
	Board	Board	Chairman	Member	Chairman	Attendance	Attendance	Total Fees	applied to common
	Retainer	Retainer	Retainer	Retainer	Retainer	Fee	Fee	Paid	shares and/or
Name	($)	($)	($)	($)	($)	($)	($)	($)	DDSUs
Ronald A. Brenneman	30,000	90,000	–	9,000	–	20,000	26,000	175,000	100% DDSUs

C.J. Chen	30,000	90,000	–	3,000	–	20,000	8,000	151,000	100% DDSUs

N. Ashleigh Everett	30,000	90,000	–	6,000	–	20,000	20,000	166,000	100% DDSUs

John C. Kerr	30,000	90,000	–	6,000	–	20,000	24,000	170,000	100% DDSUs

Michael J.L. Kirby	30,000	90,000	35,000	3,000	–	20,000	40,000	218,000	100% DDSUs

Laurent Lemaire	30,000	90,000	–	6,000	–	20,000	38,000	184,000	Dedicated Retainer in common shares; balance in cash

John T. Mayberry	30,000	90,000	15,000	3,000	–	20,000	36,000	194,000	100% DDSUs

Thomas C. O’Neill[1]	12,500	37,500	–	2,500	–	12,000	8,000	72,500	100% DDSUs

Elizabeth Parr-Johnston	30,000	90,000	–	9,000	–	20,000	24,000	173,000	Dedicated Retainer in DDSUs; balance in cash

Alexis E. Rovzar de la Torre[2]	30,000	90,000	–	3,500	–	20,000	10,000	153,500	100% in common shares

Indira V. Samarasekera[3]	12,500	37,500	–	2,500	–	12,000	8,000	72,500	Dedicated Retainer in DDSUs Remainder – 30% common shares and balance in cash

Arthur R.A. Scace	–	–	–	–	300,000	–	–	300,000	25% in DDSUs; balance in cash

Allan C. Shaw	30,000	90,000	15,000	3,000	–	20,000	30,000	188,000	100% DDSUs

Paul D. Sobey	30,000	90,000	–	9,000	–	20,000	22,000	171,000	100% DDSUs

Barbara S. Thomas [4]	30,000	90,000	–	9,000	–	20,000	28,000	177,000	Dedicated retainer in common shares Remainder – 20% common shares and balance in cash

TOTAL	385,000	1,155,000	65,000	74,500	300,000	264,000	322,000	2,565,500

1.	Mr. O’Neill was appointed a Director of the Bank and a member of the Audit and Conduct Review Committee on May 26, 2008.

2.	Mr. Rovzar was appointed a member of the Audit and Conduct Review Committee on September 23, 2008.

3.	Dr. Samarasekera was appointed a Director of the Bank and a member of the Audit and Conduct Review Committee on May 26, 2008.

4.	Ms. Thomas receives a portion of her fees in cash in order to cover applicable U.S. withholding taxes.

5.	All current Directors each received $2,000 respecting a circular Board Resolution dated October 9, 2008.

6.	Mrs. McDougall, who retired from the Board of Directors effective March 4, 2008, earned total fees of $59,000 paid as follows: a Board Retainer of $10,000; a Dedicated Board Retainer of $30,000; Committee Member Retainer of $3,000; Board attendance fees of $6,000; and Committee attendance fees of $10,000. She received her dedicated retainer in DDSUs and the balance in cash.

Directors’ Share Purchase Plan

To encourage share ownership by Directors, the Bank has a Directors’ Share Purchase Plan under which Directors can use some or all of their fees to buy Bank common shares at market prices.

Directors’ Deferred Stock Unit (DDSU) Plan

To further align the interests of Directors with those of other shareholders, under the DDSU Plan, in lieu of cash, Directors may elect to receive all or a portion of their fees as DDSUs. Under the DDSU Plan, additional DDSUs are received as dividend equivalents. DDSUs cannot be redeemed for cash until the individual is no longer a Director of the Bank. The redemption value of a DDSU is equal to the market value of a Bank common share at the time of redemption, in accordance with the DDSU Plan. The value of DDSUs is tied to the future value of the Bank’s common shares. However, DDSUs do not entitle the holder to voting or other shareholder rights. U.S. taxpayers are not eligible to participate in the DDSU Plan.

  Scotiabank 13

Director Stock Option Plan

The Director Stock Option Plan was approved by shareholders and the Toronto Stock Exchange in 2001. Effective October 28, 2003, the Bank discontinued granting stock options to Directors. The table below sets out information relative to current Directors who were granted options under the Director Stock Option Plan. All current Directors not listed below do not hold any options.

					VALUE OF
					UNEXERCISED
					OPTIONS
	NUMBER OF OPTIONS				($)
	GRANTED AND	GRANT DATE AND		EXERCISE PRICE	(as at October 31,
NAME	OUTSTANDING	VESTING DATE	EXPIRY DATE	($)	2008)
Ronald A. Brenneman	6,000	March 9, 2001	March 9, 2011	20.950	115,440
	4,000	December 10, 2001	December 10, 2011	24.675	62,060
	4,000	December 6, 2002	December 6, 2012	24.400	63,160

C.J. Chen	6,000	March 9, 2001	March 9, 2011	20.950	115,440
	4,000	December 10, 2001	December 10, 2011	24.675	62,060
	4,000	December 6, 2002	December 6, 2012	24.400	63,160

N. Ashleigh Everett	6,000	March 9, 2001	March 9, 2011	20.950	115,440
	4,000	December 10, 2001	December 10, 2011	24.675	62,060
	4,000	December 6, 2002	December 6, 2012	24.400	63,160

John C. Kerr	6,000	March 9, 2001	March 9, 2011	20.950	115,440
	4,000	December 10, 2001	December 10, 2011	24.675	62,060
	4,000	December 6, 2002	December 6, 2012	24.400	63,160

Michael J.L. Kirby	6,000	March 9, 2001	March 9, 2011	20.950	115,440
	4,000	December 10, 2001	December 10, 2011	24.675	62,060
	4,000	December 6, 2002	December 6, 2012	24.400	63,160

Laurent Lemaire	6,000	March 9, 2001	March 9, 2011	20.950	115,440
	4,000	December 10, 2001	December 10, 2011	24.675	62,060
	4,000	December 6, 2002	December 6, 2012	24.400	63,160

Elizabeth Parr-Johnston	4,000	December 6, 2002	December 6, 2012	24.400	63,160

Arthur R.A. Scace	6,000	March 9, 2001	March 9, 2011	20.950	115,440
	4,000	December 10, 2001	December 10, 2011	24.675	62,060
	4,000	December 6, 2002	December 6, 2012	24.400	63,160

Allan C. Shaw	6,000	March 9, 2001	March 9, 2011	20.950	115,440
	4,000	December 10, 2001	December 10, 2011	24.675	62,060
	4,000	December 6, 2002	December 6, 2012	24.400	63,160

Paul D. Sobey	6,000	March 9, 2001	March 9, 2011	20.950	115,440
	4,000	December 10, 2001	December 10, 2011	24.675	62,060
	4,000	December 6, 2002	December 6, 2012	24.400	63,160

TOTAL	130,000				2,229,100

1.	Closing price of the Bank’s common shares on the TSX on October 31, 2008 was $40.19.

2.	Options were granted under the terms of the Director Stock Option Plan to non-employee Directors, with an exercise price equal to the TSX closing price of the Bank common shares on the last trading day before the option grant. Under the plan, the aggregate number of shares subject to options to any single optionee may not at any time exceed 5% of outstanding Bank common shares (on a non-diluted basis), options are not assignable except in the event of death, and expire 10 years from grant, subject to early termination in the event of ceasing to be a Director or death. General loan policies of the Bank, at customer rates, apply to directors borrowing for the purpose of purchasing shares of the Bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the Bank may advance funds, at customer rates, to facilitate the option exercise.

3.	Dr. Parr-Johnston exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2004 and exercised 4,000 options respecting the December 10, 2001 grant in fiscal 2008. Mr. Mayberry exercised 14,000 options in fiscal 2005. No other current Director exercised options in fiscal 2008.

Share ownership guideline

On December 6, 2007, the Board of Directors agreed to strengthen the Bank’s share ownership guidelines. Directors are now required to hold Bank common shares and/or DDSUs with a value of not less than $450,000; previously $300,000. Directors will have five years to meet the current guideline. All Directors are expected to reach this level by 2013.

  Scotiabank 14

Directors’ Share Ownership

As at October 31, 2008, a breakdown of each Director’s current Bank common share, DDSU and Director Stock Option (“DSO”) holdings is provided below. As at October 31, 2008, all Directors were above the target ownership level, with the exception of Ms. Thomas, who was appointed to the Board on September 28, 2004; Mr. Rovzar, who was appointed to the Board on December 31, 2005; and Dr. Samarasekera, who was appointed to the Board on May 26, 2008. Ms. Thomas has elected to receive her dedicated annual retainer and 20% of her remaining fees in Bank common shares; Mr. Rovzar has elected to receive 100% of his fees in Bank common shares; and Dr. Samarasekera has elected to receive her dedicated annual retainer in DDSUs and 30% of her remaining fees in Bank common shares. As of January 5, 2009, Ms. Thomas, Mr. Rovzar, Dr. Samarasekera and Mr. O’Neill do not meet the target ownership level and have until 2013 to reach the $450,000 target ownership level.

					Total Value of			Total Value
				Total Number of	Bank Common			of Bank
				Bank Common	Shares and	Number of	Total Value	Common Shares,	Total Value as a
		Number of Bank	Number of	Shares and	DDSUs/DSUs	outstanding	of DSOs	DDSUs and DSOs	Multiple of Share
Name	Fiscal year	Common Shares[1]	DDSUs/DSUs	DDSUs/DSUs	($)[2]	DSOs	($)[3]	($)	Ownership Target[4]
Ronald A. Brenneman	2008	74,977	27,620	102,597	$4,123,373	14,000	$240,660	$4,364,033	9.7
	2007	44,421	22,723	67,144	$3,590,861	14,000	$426,720	$4,017,581	13.4

C.J. Chen	2008	33,624	13,476	47,100	$1,892,949	14,000	$240,660	$2,133,609	4.7
	2007	33,624	9,692	43,316	$2,316,540	14,000	$426,720	$2,743,260	9.1

N. Ashleigh Everett	2008	12,308	20,543	32,851	$1,320,282	14,000	$240,660	$1,560,942	3.5
	2007	12,308	16,143	28,451	$1,521,559	14,000	$426,720	$1,948,279	6.5

John C. Kerr	2008	11,800	26,408	38,208	$1,535,580	14,000	$240,660	$1,776,240	3.9
	2007	11,800	21,682	33,482	$1,790,617	14,000	$426,720	$2,217,337	7.4

Michael J.L. Kirby	2008	1,532	31,205	32,737	$1,315,700	14,000	$240,660	$1,556,360	3.5
	2007	1,510	25,236	26,746	$1,430,376	14,000	$426,720	$1,857,096	6.2

Laurent Lemaire	2008	20,303	0	20,303	$815,978	14,000	$240,660	$1,056,638	2.3
	2007	18,966	0	18,966	$1,014,302	14,000	$426,720	$1,441,022	4.8

John T. Mayberry	2008	12,207	29,215	41,422	$1,664,750	0	$0	$1,664,750	3.7
	2007	11,832	23,845	35,677	$1,908,006	0	$0	$1,908,006	6.4

Thomas C. O’Neill	2008	11,300	1,711	13,011	$522,912	N/A	N/A	$522,912	1.2
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Elizabeth Parr-Johnston	2008	9,620	22,919	32,539	$1,307,742	4,000	$63,160	$1,370,902	3.0
	2007	9,620	20,059	29,679	$1,587,233	8,000	$231,540	$1,818,773	6.1

Alexis E. Rovzar de la Torre	2008 2007	7,665 4,392	0 0	7,665 4,392	$308,056 $234,884	N/A N/A	N/A N/A	$308,056 $234,884	0.7 0.8

Indira V. Samarasekera	2008	173	879	1,052	$42,280	N/A	N/A	$42,280	0.1
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Arthur R.A. Scace	2008	16,590	16,449	33,039	$1,327,837	14,000	$240,660	$1,568,497	3.5
	2007	15,838	14,175	30,013	$1,605,095	14,000	$426,720	$2,031,815	6.8

Allan C. Shaw	2008	74,084	30,151	104,235	$4,189,205	14,000	$240,660	$4,429,865	9.8
	2007	72,581	24,882	97,463	$5,212,321	14,000	$426,720	$5,639,041	18.8

Paul D. Sobey	2008	20,000	26,662	46,662	$1,875,346	14,000	$240,660	$2,116,006	4.7
	2007	16,000	21,906	37,906	$2,027,213	14,000	$426,720	$2,453,933	8.2

Barbara S. Thomas	2008	7,924	0	7,924	$318,466	N/A	N/A	$318,466	0.7
	2007	5,561	0	5,561	$297,402	N/A	N/A	$297,402	0.9

Richard E. Waugh[5]	2008	125,346	363,093	488,439	$19,630,363	N/A	N/A	N/A	N/A
	2007	115,194	316,234	431,428	$23,072,769	N/A	N/A	N/A	N/A

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective individuals.

2.	The total value of Bank common shares and DDSUs was calculated as follows: for 2008, based on $40.19, the closing price of a Bank common share on the TSX on October 31, 2008; and for 2007, based on $53.48, the closing price of a Bank common share on the TSX on October 31, 2007.

3.	The total value of DSOs was calculated as follows: for 2008, based on $40.19, the closing price of a Bank common share on the TSX on October 31, 2008; and for 2007, based on $53.48, the closing price of a Bank common share on the TSX on October 31, 2007. The exercise price for each grant is set out in the Director Stock Option table found on the previous page.

4.	On December 6, 2007, the Board of Directors strengthened the Directors’ share ownership guideline to $450,000; previously Directors were required to hold Bank common shares and/or DDSUs with a value of not less than $300,000. For 2007, the multiple was calculated using the $300,000 guideline in place at that time.

  Scotiabank 15

5.	Mr. Waugh participates in the DSU Plan for senior executives. For further details on Mr. Waugh’s aggregate holdings, see Note 1 to the Summary Compensation Table. Mr. Waugh has not received any Director Stock Options; details on Mr. Waugh’s option holdings can be found in the Stock Options table on page 36. Mr. Waugh, as President and Chief Executive Officer, has a more stringent share ownership requirement of 6 times base salary; refer to the Executive Share Ownership Guidelines table on page 30 for details.

 Part IV — CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REGULATION

The Board of Directors and management believe that a strong, effective, independent Board plays a crucial role in protecting the interests of stakeholders and maximizing the value they receive from their investment in the Bank. The Board is committed to meeting high standards of corporate governance in all aspects of the Bank’s affairs.
The Bank’s corporate governance practices are regulated on a number of levels and by many different parties. Our corporate governance practices meet or exceed the standards set out in the guidelines and rules of the Bank Act and those of the Canadian Securities Administrators (“CSA”), which include National Instrument 52-110, Multilateral Instrument 52-109, National Policy 58-201 and National Instrument 58-101. Our practices also comply with applicable requirements of the New York Stock Exchange (“NYSE”) and the Sarbanes-Oxley Act of 2002 (“SOX”), including applicable rules of the U.S. Securities and Exchange Commission (“SEC”). The Bank is not required to comply with most of the NYSE corporate governance rules (the “NYSE Corporate Governance Rules”). However, except as summarized in the Corporate Governance section of the Bank’s website at www.scotiabank.com, the Bank’s corporate governance practices do not differ significantly from the NYSE Corporate Governance Rules.
Appendix 1 sets out a summary of the Bank’s corporate governance practices, provides additional information required by the CSA and references those requirements of the NYSE and SOX applicable to the Bank, to demonstrate our commitment to compliance. In addition, the mandates, activities and certain accomplishments of the Committees of the Board are described below in the Committee Reports.
The Corporate Governance Policies and the committee charters are also available in the Corporate Governance section of the Bank’s website at www.scotiabank.com and in print to any shareholder who requests a copy from the Secretary of the Bank. Additional information on the Bank’s Audit and Conduct Review Committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in the Bank’s Annual Information Form at www.sedar.com under the heading “The Bank’s Audit and Conduct Review Committee”.
The Board of Directors determines the independence of each Director when the Board approves director nominees for inclusion in this circular. Based on the results of the questionnaires completed by each of the proposed nominees, the Board of Directors determined that 13 of 14 proposed nominees have no material relationship with the Bank and are therefore independent. Appendix 2 provides the Bank’s Director Independence Standards. The following table sets out the relationships of the current Directors to the Bank:

Reason
for Not
		Not	Independent
Name	Independent	Independent	Status
Ronald A. Brenneman	✓

C.J. Chen	✓

N. Ashleigh Everett	✓

John C. Kerr	✓

Michael J.L. Kirby	✓

Laurent Lemaire	✓

John T. Mayberry	✓

Thomas C. O’Neill	✓

Elizabeth Parr-Johnston	✓

Alexis E. Rovzar de la Torre	✓

Indira V. Samarasekera	✓

Arthur R.A. Scace	✓

Allan C. Shaw	✓

Paul D. Sobey	✓

Barbara S. Thomas	✓

Richard E. Waugh		✓	President and Chief Executive Officer

  Scotiabank 16

COMMITTEE REPORTS

Audit and Conduct Review Committee Report

Members: Michael J.L. Kirby – Chairman, Ronald A. Brenneman (financial expert), Thomas C. O’Neill, Elizabeth Parr-Johnston, Alexis E. Rovzar, Indira V. Samarasekera, Paul D. Sobey and Barbara S. Thomas. Ex-officio – Arthur R.A. Scace.

The Audit and Conduct Review Committee is responsible for overseeing the quality, integrity and timeliness of the Bank’s financial reporting. The Committee also fulfils the role of the Bank’s conduct review committee as required under the Bank Act. In this capacity, the Committee’s responsibilities include reviewing transactions with related parties and monitoring procedures for resolving conflicts of interest and identifying potential conflict situations.
The Audit and Conduct Review Committee is comprised exclusively of outside directors and all members are independent under the rules of the CSA, NYSE and the SEC. At each of its meetings the Committee held an “in camera” session without management present, except at one meeting when this session was waived. All members of the Audit and Conduct Review Committee are financially literate, and one or more members of the Committee have the required attributes of a “financial expert” as defined under SOX. The Board has determined that Mr. Ronald A. Brenneman is an audit committee financial expert.
The Committee reviewed, and recommended for approval by the Board, the Bank’s annual and interim consolidated financial statements, and the related management’s discussion and analysis, financial releases and the Annual Information Form.
A key responsibility of the Committee is to provide open avenues of communication among the Bank’s internal audit department, the Shareholders’ Auditors and the Board of Directors. The Chief Auditor, who is head of the Bank’s internal audit department, attends each meeting of the Committee and meets with the members without management present. The Committee reviews: the annual internal audit plan; the mandate for the Audit Department; position description for, and annual performance appraisal of, the Chief Auditor; and objectivity of the Bank’s internal audit function. The Shareholders’ Auditors report directly to the Committee and are invited to attend each Committee meeting and meet with the members without management present. The Committee retains and terminates the Shareholders’ Auditors, subject to shareholder approval, and evaluates their relationship with the Bank, including independence and other qualifications. In addition, the Committee also meets with the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to discuss supervisory results.
The Committee has also established policies and procedures for pre-approval of audit and permitted non-audit services. For more detail on these policies and the other activities of the Audit and Conduct Review Committee, see the discussion on the Audit and Conduct Review Committee in the Bank’s Annual Information Form which is available at www.sedar.com. For a complete list of the Committee’s duties and responsibilities, please see the Audit and Conduct Review Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.

Key Accomplishments — 2008:

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2008. Other key accomplishments of the Committee in 2008 are as follows:

•	Financial Controls: In carrying out its responsibility for the integrity of the Bank’s financial statements and reporting to the Bank’s shareholders, the Committee reviewed, approved, and recommended to the Board for approval, the Bank’s Internal Control Policy. The Board approved this Policy in April 2008. The Committee has overseen the Bank’s design, implementation and evaluation of this effective program to comply with SOX and Multilateral Instrument 52-109.

•	International Accounting Standards: The Committee received updates on the implications of the Canadian Accounting Standards Board’s plan to move to International Financial Reporting Standards (“IFRS”) and the status of the Bank’s IFRS implementation project. These reports included highlights of the potential transitional issues, key risks involved and filing requirements for the Bank.

  Scotiabank 17

•	Pre-Approval of Services by Shareholders’ Auditors: The Committee reviewed and approved without amendment the Bank’s Policy for the Pre-Approval of Services Performed by the External Auditor.

•	Audit Planning Report: The Committee oversaw the Shareholders’ Auditors’ conduct of an integrated audit. The integrated audit included the Shareholders’ Auditors’ opinion on the effectiveness of the Bank’s internal control over financial reporting.

•	Anti-Money Laundering / Anti-Terrorist Financing Self-Assessment: The Committee reviewed the results of the Anti-Money Laundering / Anti-Terrorist Financing self-assessment process and the related reports prepared by Group Compliance and Internal Audit.

•	Mandate of Chief Anti-Money Laundering Officer: The Committee approved a Mandate for the Scotiabank Group Chief Anti-Money Laundering Officer.

•	Appointment of New Committee Members: The Committee’s composition was altered during the past fiscal year to ensure its continued effectiveness, with the retirement of Mrs. McDougall in March 2008 from the Committee, and the appointments of Dr. Samarasekera and Mr. O’Neill in May 2008, and Mr. Rovzar in September 2008.

Corporate Governance and Pension Committee Report

Members: Allan C. Shaw – Chairman, C.J. Chen, N. Ashleigh Everett, John C. Kerr, Elizabeth Parr-Johnston, Alexis E. Rovzar, Paul D. Sobey. Ex-officio – Arthur R.A. Scace.

The Corporate Governance and Pension Committee acts as an advisor to the Board of Directors to enhance the Bank’s corporate governance through a continuing assessment of the Bank’s overall approach to corporate governance. As the Committee is also responsible for Director nominations, the Committee is comprised entirely of independent Directors. At each of its meetings the Committee was given an opportunity to hold an “in camera” session without management present.
The Committee reviews, at least annually, the Bank’s Corporate Governance Policies and assesses the Bank’s compliance. The Committee makes recommendations to the Board on emerging best practices and other policy improvements. In assessing the Bank’s corporate governance practices, the Committee reviews the relationship between management and the Board of Directors and makes recommendations as it deems appropriate. The Committee’s mandate also includes responsibility for recommending Director compensation, responding to shareholder proposals and oversight of the Bank’s governance culture. As part of its overall evaluation of the Bank’s corporate governance practices, the Committee has developed a robust process for assessing the performance and effectiveness of the Board of Directors and its committees and to ensure that annual evaluations are completed. In addition to a detailed questionnaire completed by each director, this process includes interviews with each director by the Chairman of the Board and the Chairman of the Committee and a review of individual directors’ performance, including the Chief Executive Officer and the Chairman of the Board. All comments are acted upon in a timely manner. This process has resulted in the establishment of pre-Board discussions on matters of interest to the Board and educational programs on selected aspects of the Bank. The Committee also establishes, and revises as necessary, the expectations and responsibilities of individual directors, committee chairs and committees.
The Committee establishes and recommends to the Board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a Bank Director. The Committee will also identify and recommend qualified nominees, mindful of the Board’s Independence Standards. The Committee reviews the appropriateness of the Board’s current size and the composition of the Board as a whole. The Committee has set up a consultative process to advise on a successor to the Chairman of the Board and has retained an outside consultant to advise on process and potential Board nominees.
The Committee also has responsibility for overseeing the administration of the Bank’s pension plan. The Committee monitors that the Plan’s fund is invested and administered in accordance with the provisions of the Plan, the Plan’s Trust Deed and all applicable legislation. The Committee monitors and supervises the activities of the Pension Administration and Investment Committee and reviews its reports. The Committee also reviews the report of the auditor of the fund.

  Scotiabank 18

Key Accomplishments — 2008:

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2008. Other key accomplishments of the Committee in 2008 are as follows:

•	Board Succession: The Committee reviewed the current Board and committee demographics with a view to assessing potential candidates for Director. As part of its succession planning, the Committee considered retirements from the Board in 2009, including that of the Non-Executive Chairman of the Board, and the selection process for appointing a new Non-Executive Chairman. The Committee also retained external consultants to assist in identifying suitable candidates that fulfill the Bank’s criteria with required skills, capabilities and experiences to meet the Bank’s long term strategies. Two candidates were identified and appointed to the Board effective May 2008.

•	Review of Corporate Governance Policies: The Committee undertook a comprehensive review of the Bank’s Corporate Governance Policies and committee charters and recommended certain amendments to the Board for approval. The Board approved these amendments in June 2008.

•	Scotiabank Pension Plan Governance Questionnaire: In April 2008, the Committee agreed to adopt a questionnaire for the Committee to employ in assessing the governance of The Scotiabank Pension Plan, for which the Committee has supervisory and administrative duties.

For more detailed information about the Bank’s system of corporate governance, please see the discussion in Appendix 1 to this Management Proxy Circular, which sets forth a summary of the Bank’s corporate governance practices. For a complete list of the Committee’s duties and responsibilities, please see the Corporate Governance and Pension Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.

Executive and Risk Committee Report

Members: John T. Mayberry – Chairman, Michael J.L. Kirby, Laurent Lemaire, Arthur R.A. Scace, Allan C. Shaw and Richard E. Waugh.

The Executive and Risk Committee acts as an advisor to executive management on highly sensitive or major strategic issues. It assists the Board in its risk management responsibilities by reviewing and approving credit, investment and market risks and reviewing, monitoring and approving risk related policies, procedures and standards. In its capacity as an executive committee of the Board, during intervals between meetings of the Board of Directors, this Committee may exercise all of the powers of the Board of Directors, subject to the limitations set out in the Bank Act (Canada) and such other limitations as the Board of Directors may determine from time to time. Periodically, the Committee examines and reports to the Board of Directors on public issues facing the Bank and, as required, recommends policies in respect of these issues. At each of its meetings, the Committee was given an opportunity to hold an “in camera” session without management present. At three meetings during the past fiscal year, the independent members of the Committee also met separately with the Chief Risk Officer.

Key Accomplishments — 2008:

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2008. Key accomplishments of the Committee in 2008 are as follows:

•	Review of Significant Credit and Market Risk Exposure: The Committee reviewed significant credit and market risk exposures throughout the year and in light of the turbulent markets, including various industry sector analyses. As part of this process, the Committee approved a new credit risk strategy in January 2008.

•	Review of Potential Acquisitions: The Committee reviewed major strategic initiatives and issues, including potential acquisitions.

•	Approval of Policies: The Committee reviewed and recommended to the Board for approval revised policies for the Bank, including a Market, Structural and Liquidity Risk Management Policy in May 2008 and a Credit Risk Policy in October 2008.

  Scotiabank 19

For a complete list of the Committee’s duties and responsibilities, please see the Executive and Risk Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.

Human Resources Committee Report

Members: Arthur R.A. Scace – Chairman, Ronald A. Brenneman, N. Ashleigh Everett, John C. Kerr, Laurent Lemaire, John T. Mayberry and Barbara S. Thomas.

The Human Resources Committee is responsible for setting and implementing compensation policy and for making recommendations to the Board with respect to executive compensation, incentive compensation plans and equity compensation plans. The Committee also monitors executive compensation design and governance trends. The Committee reviews all Bank compensation disclosure prior to its publication and recommends its approval to the Board. The Committee is comprised entirely of independent Directors. At each of its meetings, the Committee holds an “in camera” session without management present.

Key Accomplishments — 2008:

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended October 31, 2008. Key accomplishments of the Committee in 2008 are as follows:

•	Review of Executive Programs: In addition to reviewing the compensation of the President and Chief Executive Officer’s direct reports and the Executive Vice-Presidents of the Bank, the Committee also reviewed individual compensation summary sheets with a comprehensive view of the accumulated value of equity-based compensation and pension benefits provided by the Bank. The Committee reviewed the Bank’s equity-based compensation plans in light of evolving market practice. As a result of these reviews, the Committee recommended and the Board approved amendments to the Bank’s Performance Share Unit Plan to further enhance pay-for-performance and alignment with shareholder interests while discouraging executives from engaging in excessive risk-taking. Evolving disclosure best practices and the new executive compensation requirements released by the Canadian Securities Administrators (“CSA”) were reviewed by the Committee. Even though the Bank is not required to adopt these new formats and requirements due to the Bank’s fiscal year end of October 31, 2008, the Committee included several of the new tables and formats in this Management Proxy Circular.

•	Review of Executive Mandates: The Committee reviewed and approved the mandates for all Executive Vice-President and above roles.

•	Leadership Review: The Committee continued its efforts to ensure effective leadership resource and succession planning is in place. In this capacity, the Committee reviewed potential succession candidates and development plans for key executive roles. Executive officer appointments, in line with the leadership resource and succession planning processes, were recommended by the Committee to the Board.

For a complete list of the Committee’s duties and responsibilities, please see the Human Resources Committee’s Charter, which can be found in the Corporate Governance section of the Bank’s website.

Please see below for the Human Resources Committee Report on Executive Compensation.

 Part V — EXECUTIVE COMPENSATION

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION
for the fiscal year ended October 31, 2008

The Board of Directors of the Bank has delegated to the Human Resources Committee (the “Committee”) responsibility for setting and implementing compensation policy for the Bank’s executives. The Committee is comprised of seven of the Bank’s independent directors, none of whom are or have been executives of the Bank. The Board of Directors believes that the Committee collectively has the knowledge, experience and background in executive compensation and human resources matters required to fulfill its mandate. The Committee includes

  Scotiabank 20

a current Chief Executive Officer (“CEO”) of a publicly traded company, two former CEOs, and other members with significant business, legal and financial acumen. The Committee has a formal mandate and a detailed annual work plan, both of which are reviewed and updated annually. The Committee’s mandate can be found on the Bank’s website at: www.scotiabank.com under “Corporate Governance”.
The Committee met six times during the fiscal year, and submitted its recommendations with respect to compensation for the Bank’s executives to the Board of Directors. At the end of each meeting the Committee held “in camera” sessions without the presence of management.

Independent Advisor

The Committee retains the services of an external executive compensation consultant, Hewitt Associates, to provide information and advice on the Bank’s executive compensation programs. Working independently, Hewitt Associates provides the Committee with:

(1)	A review of the Bank’s executive compensation practices and program design,

(2)	Updates on ongoing trends in executive compensation design and governance, and

(3)	Perspective on appropriate total compensation levels, based on competitive practice and Bank performance.
To maintain objectivity, the Committee does not direct Hewitt Associates to perform the above services in any particular manner or under any particular method. The Committee evaluates the consultant regularly as part of its annual work plan, and has final authority to hire and terminate the consultant. As well, the Committee Chair reviews and approves all invoices from the consultant. Hewitt Associates also provides consulting services to the Bank with respect to benefits and pension administration and other consulting matters.
The table below summarizes the fees paid to the independent advisor in fiscal 2008:

	HUMAN RESOURCES	ALL OTHER WORK
ADVISOR	COMMITTEE WORK	FOR SCOTIABANK	TOTAL
Hewitt Associates	$74,442	$566,014	$640,456

Compensation Philosophy

The Bank recognizes the critical importance that a highly engaged leadership team plays in the creation of sustained shareholder value. Through its compensation programs, the Bank is able to attract, motivate and retain the calibre of executives needed in a highly competitive global financial services marketplace.
The Bank’s executive compensation programs are designed to:

•	attract high calibre executives who can advance the Bank’s strategy in a competitive financial services landscape;

•	motivate executives to act in the best interests of the shareholders and other key stakeholders through performance-based compensation;

•	reward executives for demonstrated leadership and the achievement of strategic corporate objectives; and

•	provide market competitive compensation for delivering on the Bank’s goals with increased compensation opportunity for exceptional results.

Executive Compensation

The focus of executive compensation at the Bank is on performance, with a greater emphasis on annual, mid-term and long-term incentives than on base salary, group benefits or pension. This framework reflects the Bank’s pay-for-performance philosophy, with the majority of compensation at-risk. Executives have the opportunity to receive a competitive level of total compensation provided that the Bank achieves its performance targets.
To determine the appropriate compensation mix, the Committee considers the executive’s ability to affect the Bank’s results over the longer term, the compensation mix for similar positions in the Bank’s comparator groups, and local market practice. At more senior levels, a much higher proportion of total compensation is at-risk and tied to the Bank’s mid to long-term performance. The values at grant under the Bank’s mid and long-term incentive programs are estimated compensation values. The actual value that is realized depends on the Bank’s performance, as outlined in the description of each of the plans.

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The following table outlines the Bank’s target mix of executive compensation components for the majority of executives:

					PERCENTAGE
		ANNUAL			OF TOTAL
		INCENTIVE	MID-TERM	LONG-TERM	COMPENSATION
EXECUTIVE LEVEL	BASE SALARY	BONUS	INCENTIVES	INCENTIVES	AT-RISK
President and CEO	10%	15%	37.5%	37.5%	90%

Vice-Chair	20%	20%	30%	30%	80%

Group Head/Executive Vice-President	25%	25%	25%	25%	75%

Senior Vice-President	35%	25%	26%	14%	65%

Vice-President	45%	25%	22.5%	7.5%	55%

For most executive roles, the comparator group is the large Canadian banks and two major insurance companies which are similar in size and scope to Scotiabank, as shown in the table below:

			MARKET
	REVENUE	NET INCOME	CAPITALIZATION	NUMBER OF
ORGANIZATION	($ millions)	($ millions)	($ billions)	EMPLOYEES
Bank of Montreal	10,205	1,978	21.7	37,073

CIBC	3,714	(2,060)	20.8	39,698

Royal Bank of Canada	21,582	4,555	62.8	73,323

The Toronto-Dominion Bank	14,669	3,774	46.1	65,442

Manulife Financial Corporation*	35,533	4,302	57.1	over 22,000

Sun Life Financial Inc.*	21,188	2,288	20.8	14,759

Average	17,815	2,473	38.2	42,049

The Bank of Nova Scotia	11,876	3,140	39.9	69,049

*	Comparative financial information has been taken from public continuous disclosure filings for the most recently available fiscal year. Other than Manulife Financial Corporation and Sun Life Financial Inc., whose most recent financial results are as at December 31, 2007, this table shows results as at October 31, 2008. Market Capitalization is shown as of September 30, 2008.

Recognizing the significant international presence of the Bank, the Committee also considers a select group of large corporate employers and certain U.S. financial services companies in the comparator group for the President and CEO as an additional reference point.

Annual Compensation Review Process
Each year, the Committee reviews the total compensation for the Bank’s senior leadership team, which includes the President and CEO’s direct reports and the Named Executive Officers (“NEOs”).
The determination of performance-based compensation for the senior leadership team begins with a review of the performance against objectives as set out at the beginning of the fiscal year and the competitive market data for each role. The President and CEO assesses the sustained individual performance and anticipated future potential of each member of the senior leadership team and recommends the appropriate salary, annual incentive award and equity awards for each member of the senior leadership team. The Committee then reviews these recommendations and the market position together with a tally sheet outlining individual total equity-based and deferred compensation holdings and pension benefits. When the Committee is satisfied that the appropriate pay-for-performance linkage has been achieved, it recommends the compensation awards to the full Board for approval.
The Committee also reviews and recommends to the Board for approval the aggregate award recommendations for the base salary adjustments, annual incentive awards, stock option and performance share unit programs for all other executives.
The Chair of the Committee reviews the performance and market data for the President and CEO and develops a recommendation that is then reviewed and discussed with the Committee. The Committee submits its recommended compensation package for the President and CEO to the full Board (excluding the President and CEO) for approval. At no point in the process does the President and CEO have a role in recommending his own compensation.

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Components of Executive Compensation
The components of the Bank’s compensation package for executives, including the NEOs and the President and CEO, and the descriptions of the key attributes of the programs are outlined below:

LONG-TERM
		MID-TERM INCENTIVES		INCENTIVES
		RESTRICTED SHARE UNITS	PERFORMANCE SHARE
BASE SALARY	ANNUAL INCENTIVE	(RSUs)	UNITS (PSUs)	STOCK OPTIONS
Compensates executives for the leadership and specific skills needed to fulfill their responsibilities.	Rewards executives for their contribution to the achievement of annual financial and non-financial goals.	Rewards executives for creating shareholder value over a three-year period.	Rewards executives for creating shareholder value and achieving specific performance measures over a three-year period.	Links the interests of executives and shareholders by rewarding executives for share price appreciation over a 10-year period.

In addition, executives are eligible to participate in group benefit and pension plans.
To ensure the Bank’s compensation programs are competitive to the market and its peer group, the Bank engages two external consulting firms, Hay Group and Towers Perrin, to provide information in support of the annual executive compensation review. Hay Group provides data on the total compensation offered for similar positions in companies of similar size and scope to the Bank, while Towers Perrin provides analysis of market trends and practices as well as guidance on compensation plan design.
It is important to note that the Committee does not rely solely on the compensation data provided by external advisors to determine appropriate compensation levels.

Base Salary
Each year, the Committee compares each executive officer’s salary with the average and median base salary for similar positions in the comparator group, and recommends appropriate adjustments, as needed, based on the executive’s experience, performance and leadership.

Annual Incentive Bonus
The Bank has several short-term incentive plans that provide annual bonuses to executives and employees based upon pre-determined performance targets for the fiscal year. These plans vary depending on the local competitive market and the level of the employee. Achievement of at-target performance results in incentive pool funding at target level. If performance is exceptional, the plans provide for enhanced payouts up to specific caps.

Management Incentive Plan (MIP)
This plan rewards the majority of the Bank’s executives, up to and including the President and CEO, for achieving results across a broad range of criteria, both financial and non-financial, quantitative and qualitative. The Bank uses a Balanced Scorecard to assess performance under four quadrants: financial, customer, operational and people measures. For purposes of determining the overall MIP incentive pool funding and payout levels, the primary measures are financial and quantitative. Consideration is also given to performance under the customer, operational and people quadrants when determining the final pool size.
Early in the fiscal year the Committee and the Board review the measures and set the targets used for the purpose of assessing performance and funding of the pool. The targets are intended to be stretch targets, with a reasonable likelihood of being achieved under normal economic conditions and without excessive risk-taking. After the completion of the performance period, the Committee reviews the Bank’s performance against the pre-determined targets and approves the total pool funding for the year. When assessing overall performance and funding levels, the Committee also takes into account the relative performance of the Bank against its peer group, execution of the Bank’s longer-term strategic objectives, the impact of the general economic environment and performance under the overall Balanced Scorecard. The alignment of Bank performance with the incentive pool funding further reinforces the link between the interests of executives and shareholders.
All participating executives have award targets that are expressed as a percentage of base salary and vary according to their level. These target award percentages are reviewed regularly to ensure they reflect the market practice among the Bank’s peer group, as well as the Bank’s emphasis on pay-at-risk. Individual incentive awards vary based on individual contribution to the Bank’s success.

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The following table summarizes the 2008 key performance measures under the Balanced Scorecard that the Committee considered in the determination of the MIP incentive pool:

PRIMARY FUNDING MEASURES	OBJECTIVES	ACHIEVEMENT

Return on Equity (ROE) ROE measures the Bank’s efficiency in earning profits on behalf of its shareholders	ROE target of 20% – 23%	ROE of 16.7% was below the target range

Diluted Earnings Per Share (EPS) Growth EPS is the net income the Bank generates for common shareholders	EPS growth target of 7% – 12% (fully diluted)	Missed target with an EPS growth of −23.9%

Productivity Ratio The productivity ratio measures the overall operating efficiency of the Bank	Maintain a productivity ratio of <57%	Actual productivity ratio of 59.4% missed target

SECONDARY FUNDING MEASURES	RESULTS
Financial

Top Line Revenue Growth Top Line Revenue Growth measures the rate at which the Bank’s business is expanding on a sustainable basis	Annual revenue growth objective was not met due to the impact of extraordinary items. Sustainable revenue growth was positive.

Operating Leverage Operating Leverage measures how the Bank’s revenue growth translates into growth in operating income	Operating leverage objective was not met

Long-term Shareholder Value Total Shareholder Return (TSR) measures the value delivered to shareholders through the increase in dividends and stock price appreciation	Achieved strong TSR ranking in relation to peer group with a 3-year TSR of 1.3%

Customer

Customer Satisfaction Various surveys measure customer satisfaction and loyalty in all areas of the Bank’s businesses	Substantially achieved continued high levels of customer satisfaction and loyalty on a global basis

Operational

Strong Financial Ratings	Aa1 (Moody’s)

Good Governance Maintain the Bank’s standard with respect to following best practices in corporate governance and compliance processes	Achieved

Strong Capital Ratios	Tier 1 Ratio of 9.3% Tangible Common Equity Ratio of 7.3%

People

Engaged Employees Internal and external surveys assess the satisfaction and engagement of the Bank’s employees	Achieved high levels of employee satisfaction; continued to be recognized as an employer of choice

Diverse Workforce The Bank assesses the increase in the diversity of its workforces and its initiatives to further diversity throughout its operations	Substantially achieved enhancements to workforce diversity

Strong Corporate Social Responsibility (CSR) Commitment to corporate social responsibility and strong community involvement	Achieved

Due to the unprecedented economic environment in 2008, several key annual targets were not met. However, the Bank did continue to execute well on the long-term strategic objectives, and delivered sustainable core earnings. While certain key metrics were not within the target ranges established at the beginning of the year, other scorecard measures were achieved. After considering the Bank’s Balanced Scorecard results, performance relative to the peer group, progress towards the Bank’s strategic objectives, general economic conditions, as well as the challenging financial services environment, the Board approved MIP incentive pool funding that was considerably lower than the prior years’ pool by approximately 30%. Individual MIP awards for the NEOs were also significantly lower than the prior year by approximately 60%. Additional discussion of Bank results can be found in the President and CEO Compensation and Corporate Performance section.

Deferred Stock Unit (DSU) Plan
The DSU Plan is another vehicle that aligns the interests of senior executives and shareholders. Under the DSU Plan, senior executives (defined as senior vice-presidents and above) may allocate up to 100% of their MIP award into DSUs. Participants must make this election at the beginning of the fiscal year for which the MIP award is

  Scotiabank 24

earned. When the MIP awards are determined following the end of the fiscal year, the amount is then converted to a number of DSUs, based on the market price of Bank common shares on the election eligibility notification date under the DSU Plan. The notification date for the deferral of 2008 MIP into DSUs was November 1, 2007 and the Bank’s share price used to convert the MIP awards into DSUs was $53.17. The Bank’s share price on December 19, 2008, when the MIP award was converted into DSUs, was $29.40, representing a 45% decline in value for those executives who elected to receive their MIP in DSUs.
DSUs accumulate additional units based on notional equivalents of dividends on Bank common shares. They can be redeemed only when a participant ceases to be a Bank employee and, in any event, no later than the end of the calendar year following the year in which the participant ceases to be a Bank employee. The value of the DSUs are based on the market value at the date of redemption of an equal number of Bank common shares.

Mid-term and Long-term Incentives
Mid-term and long-term incentives provide selected employees of the Bank, its subsidiaries, and affiliates with compensation opportunities that align their interests with those of shareholders and are an integral component of total compensation. As well, they enhance the Bank’s ability to attract and retain key employees and reward significant performance achievements. The size of mid-term and long-term incentive awards granted each year to each executive takes into account individual performance as an indicator of longer-term future potential and contribution, without consideration of the amount and terms of an executive’s existing mid-term and long-term awards.

Performance Share Unit (PSU) Plan
The PSU Plan is a mid-term equity-based compensation plan that furthers pay-for-performance by linking the ultimate value realized to the achievement of pre-determined performance objectives. Annual awards under the plan are made to eligible executives, including the NEOs, in conjunction with other compensation awards.
In 2008, the Committee recognized that the market practice associated with performance-based mid-term equity-based compensation plans continued to evolve. As a result, the PSU Plan was changed to better align the portion of the PSUs actually at-risk with market practice and to ensure that plan participants were not unintentionally incented to take on excessive risks for the Bank. The proportion of the PSU award allocated to performance-based units varies by executive level in recognition of their ability to impact Bank results, with senior executives having a greater proportion of the award at-risk. The following table shows the proportion of performance to time-based units for all executive levels for awards made in December 2008:

	PERFORMANCE-	TIME-BASED
EXECUTIVE LEVEL	BASED UNITS	UNITS
President & CEO	100%	0%

Vice-Chair	100%	0%

Group Head/Executive Vice-President	100%	0%

Senior Vice-President	100%	0%

Vice-President	50%	50%

Each year, the Committee reviews and approves the performance measures to be applied for the new awards. For PSU awards made in December 2008, the performance measures are the same as in December 2007. Three-year performance will be assessed based on two equally weighted performance measures: 3-year average Return on Equity relative to the respective annual pre-determined target and Relative TSR measured over the period November 1, 2008 to October 31, 2011. The ROE performance factor will be zero if a threshold level of ROE is not achieved. For the December 2008 awards, Relative TSR is defined as the appreciation in the Bank’s common share price, plus dividends reinvested, using a 20-day average closing share price, compared to seven comparators consisting of:

MAJOR BANKS	MAJOR FINANCIAL INSTITUTIONS
Bank of Montreal CIBC Royal Bank of Canada The Toronto-Dominion Bank	Manulife Financial Corporation Sun Life Financial Inc. Power Financial Corporation

Depending on actual performance against these two performance measures at the time the units vest, the number of performance-based units may be reduced to 50% for Group Heads/EVPs and above or to 75% for SVPs and VPs. The units may be increased to a maximum of 150% for Group Heads/EVPs and above or to 125% for SVPs and VPs. Between the minimum and maximum performance levels for each performance measure, the performance factors will be interpolated to reflect actual performance.
Both the time-based units and performance-based units vest and are redeemable on the last day of the 35th month following the date of the award, subject to early expiry in certain circumstances, as described below in the Equity Plan Termination Provisions table. Both types of units also accumulate additional units based on notional equivalents of dividends on Bank common shares. For awards granted since December 2007, the redemption value of each unit will be the 20-day average closing share price of a Bank common share on the Toronto Stock Exchange(“TSX”) for the 20 trading days ending on the unit pricing date. The unit pricing date follows the public dissemination of financial results and is the trading day immediately

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preceding the first day of the Bank’s open trading window for insiders following the vesting date.
The PSU awards made in December 2005 to NEOs had a value of $45.00 per unit at grant. These awards vested on November 30, 2008 and were paid out based on the closing share price on December 4, 2008 of $32.26. Details of the performance-based units payout and the new PSU awards made to the NEOs are included in the Summary Compensation Table.

Restricted Share Unit (RSU) Plan
The RSU plan is used only on a limited basis to grant awards for specific recruitment, retention, or recognition purposes.
RSUs accumulate additional units based on notional equivalents of dividends on Bank common shares. The RSUs vest and are redeemable on the last day of the 35th month following the date of the award, subject to early expiry in certain circumstances, as described in the Equity Plan Termination Provisions table. For RSU awards granted in fiscal 2008, the redemption value of each unit will be the 20-day average closing share price of a Bank common share on the TSX for the 20 trading days ending on the unit pricing date. For RSUs granted prior to fiscal 2008, the redemption value of each unit will be the closing share price of Bank common shares on the TSX on the unit pricing date, which follows the public dissemination of financial results and is the trading day immediately preceding the first day of the Bank’s open trading window for insiders following the vesting date.
Eligible Bank employees, most notably high-potential employees, may be selected to participate in a restricted share unit plan. The terms of this plan are identical to the RSU Plan described above, except that this plan does not contain a change of control provision.

Stock Option Plan
The Stock Option Plan rewards executives for creating sustained, long-term shareholder value. The Committee grants stock options to selected executives of the Bank, its subsidiaries and affiliates, who have the potential to contribute in the future to long-term business results and financial performance. If the share price increases between the grant date and the vesting date, the stock options will have a realizable value and the executive may choose to exercise the option. Conversely, if the share price decreases over the four-year period between the grant date and the vesting date, the options will be considered “out of the money” and will not have a realizable value until the share price increases. As a result, stock options represent pay-at-risk.
Options are regularly granted to eligible executives following the public release of year-end financial results, in conjunction with other compensation awards. On a limited basis, and only during an open trading window, the Committee may grant stock options to executives for specific recruitment or retention purposes. For grants made since December 2005, the exercise price of each option is the higher of the closing price of Bank common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date. Stock option grants may include a tandem stock appreciation right (“tandem SAR”) feature. An optionee may elect to exercise either the option or the corresponding tandem SAR. Upon exercise of the tandem SAR, an optionee receives a cash payment representing the difference between the exercise price and the closing price of Bank common shares on the TSX on the day the notice of exercise is received. Upon the exercise of the tandem SAR, the corresponding option will be cancelled. The exercise of tandem SARs is not dilutive to common shareholders. If the option is exercised, the corresponding tandem SAR is cancelled.
The options vest over four years and expire 10 years after the grant date, subject to (a) early expiry in certain circumstances, including death, retirement, and termination, as described in the Equity Plan Termination Provisions table and (b) extension where an option’s expiry date falls during an insider trading blackout period (or within the 10 business days after such blackout), in which case the expiry date will be extended to the date which is 10 business days after the end of the blackout period. Options are not assignable, except in the event of death.

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The number of shares issuable under the Stock Option Plan has been approved by shareholders and, at all times, has represented less than 10% of the outstanding Bank common shares. The table below summarizes key statistics for the Stock Option Plan and Director Stock Option Plan (discontinued grants effective October 28, 2003, see “Director Stock Option Plan”) combined, as of October 31 of each year:

	2008	2007	2006
Dilution
Total number of options outstanding divided by total number of common shares outstanding	2.3%	2.8%	3.2%

Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	4.2%	4.9%	5.4%

Burn Rate
Total number of options issued in a fiscal year divided by total number of common shares outstanding	0.22%	0.21%	0.21%

The Stock Option Plan provides that no optionee may be granted options to purchase an aggregate number of shares at any time exceeding 5% of the number of issued and outstanding Bank common shares on a non-diluted basis. There is no stated maximum on the percentage of securities under the Stock Option Plan available to insiders. Once granted, options cannot be repriced or forfeited in exchange for options with a lower price. The Stock Option Plan provides for adjustments to be made for the effect of certain events, including, but not limited to, subdivision, consolidation, reorganization, reclassification or other events which necessitate adjustments to the outstanding options in proportion with adjustments made to all common shares. The Stock Option Plan authorizes the Board of Directors to make certain plan amendments, including but not limited to administrative changes without shareholder approval.
Certain fundamental Stock Option Plan amendments cannot be made without shareholder approval. The Board of Directors may make housekeeping and administrative changes including: the terms, conditions and mechanics of grant, vesting, exercise and early expiry and amendments designed to comply with applicable laws, tax or accounting provisions or regulatory requirements. In 2008, the Board of Directors approved one such plan amendment to give the Committee authority to establish, only at the time of grant, discretionary variations from the standard resignation provisions under the Stock Option Plan.
General loan policies of the Bank, at customer rates, apply to employees of the Bank and subsidiaries borrowing for the purpose of purchasing Bank common shares with respect to option exercises. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the Bank may advance funds, at customer rates, to facilitate the option exercise.
Outside of Canada, where local laws may restrict the issuance of shares, stand-alone stock appreciation rights (“SARs”) have been granted instead of options.

  Scotiabank 27

The following table provides a summary of termination provisions in the equity-based plans provided by the Bank:

Equity Plan Termination Provisions1

REASON	DSUs	RSUs AND PSUs	OPTIONS
Retirement (as defined in each Plan document)	Redeemable until the end of the calendar year following the year in which employment ceases	Continue to vest as per normal schedule	Continue to vest as per normal schedule and are exercisable within 5 years of retirement effective date or by original expiration date, whichever is earlier

Termination without Cause	Redeemable until the end of the calendar year following the year in which employment ceases	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Upon date of termination unvested options immediately expire and vested options continue to be exercisable for 3 months[2] from termination date At the end of 3 months, unexercised options are forfeited

Other Termination (including resignation)	Redeemable until the end of the calendar year following the year in which employment ceases	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	All vested and unvested options immediately expire and are forfeited on the termination date

Approved Leaves of Absence (including disability)	Units cannot be redeemed	Continue to vest as per normal schedule	Continue to vest and are exercisable as per normal schedule

Death	Redeemable until the end of the calendar year following the year of death	Vest immediately and become payable	Vest immediately and remain exercisable for 1 year following date of death[2] At the end of 1 year, all unexercised options are forfeited

1.	This table represents a summary of termination provisions in the equity plans provided by the Bank, and should not be taken as complete terms. The terms of the actual plans govern.

2.	Not beyond the expiry date of options.

Group Benefits and Pension Benefits
Executives participate in group benefit plans on the same basis as all employees of the Bank, which vary depending on local market practice and/or regulatory requirements in the executives’ location.
Executives of the Bank have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan, a registered defined benefit pension plan.
Certain executives participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Under the Scotiabank Executive Pension Plan, total retirement benefits from all sources are capped at 70% of highest average five-year compensation. Compensation includes 50% of the lesser of actual bonus and target bonus, and is capped at $200,000 for Vice-Presidents and $400,000 for Senior Vice-Presidents.
Early retirement pensions are paid, if the executive retires from the Bank (1) within five years of normal retirement or (2) at age 55 or later, and the executive’s age plus years of service total at least 75. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive’s pension.
For a discussion of the pension arrangements for Executive Vice-Presidents and above, including the NEOs, see “Executive Compensation – Retirement Benefits”.

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Self Assessment of Alignment with Institute of International Finance (IIF) Principles of Conduct
In July 2008, the IIF Committee on Market Best Practices released its final report on how to address shortcomings in business practices and market structures that may have contributed to the global financial market turbulence of 2007-2008. Contained in the report were seven Principles of Conduct for compensation policies to ensure that compensation and, especially, incentives are aligned with shareholder interests and the realization of risk-adjusted returns.
The table below outlines how Scotiabank’s existing executive compensation programs align with the seven Principles of Conduct:

PRINCIPLE OF CONDUCT	SCOTIABANK ALIGNMENT
i: Compensation incentives should be based on performance and should be aligned with shareholder interests and long-term, firm-wide profitability, taking into account overall risk and the cost of capital.	The Bank fully supports the pay for performance principle. Within its peer group, Scotiabank’s executives have the largest amount of their compensation at-risk.[1] The Bank’s annual, mid-term and long-term incentive plans are all linked to the Bank’s performance, as measured under various financial and qualitative metrics, including ROE, Relative TSR, Productivity, EPS Growth and Revenue Growth and compliance with best practices in governance. Collectively the design of these plans ensures executives are aligned with shareholders not just for the short term but over the full life cycle of the Bank’s products.

ii: Compensation incentives should not induce risk-taking in excess of the firm’s risk appetite.	The MIP and PSU plans have pre-determined financial metrics and targets. For each of these metrics, there is a maximum beyond which there is no increase in payment if the result exceeds the target maximum. The purpose of determining a maximum is to both discourage executives from engaging in excessive risk-taking and to prevent wind-fall payments. The performance targets have a fair degree of stretch to incent executives to deliver value to the Bank’s shareholders, taking into consideration the Bank’s risk profile.

iii: Payout of compensation incentives should be based on risk-adjusted and cost of capital-adjusted profit and phased, where possible, to coincide with the risk time horizon of such profit.	The measures used to assess the Bank’s performance take into account risk and the cost of capital. For the NEOs, 30-50% of compensation has a one-year time horizon, 25-30% has a 3-year time horizon and 25-30% extends over a period up to 10 years, depending on their role. By staggering payments from the Bank’s incentive programs over a multi-year period and linking the ultimate payout to the Bank’s results through a combination of share price and performance against pre-determined financial metrics (including risk metrics), the Bank ensures that the ultimate realized compensation is linked to the risk time horizon.

iv: Incentive compensation should have a component reflecting the impact of business units’ returns on the overall value of related business groups and the organization as a whole.	The primary determination for individual payout under the MIP is based on the Bank’s overall performance relative to its key financial metrics and other Balanced Scorecard metrics. Consideration is also given to how well the executives performed within their respective lines of business or functional areas as assessed through their individual Balanced Scorecards. The individual scorecards are similar in structure to the overall Bank scorecard, but contain measures specific to the line of business and function area. In this way, the individual’s contribution to the overall Bank results can be determined.

v: Incentive compensation should have a component reflecting the firm’s overall results and achievement of risk management and other goals.	All of the Bank’s incentive programs for executives – MIP, PSUs and Stock Options – are linked to the overall performance of the Bank. In the Operational section of the Other Balanced Scorecard, targets are: established credit, market, liquidity and reputational risk, including Value at Risk.

vi: Severance pay should take into account realized performance for shareholders over time.	In contrast to many financial institutions, the Bank has not entered into any employment agreements with its NEOs with respect to either change of control or termination without cause. As such there are no commitments, other than as may be required by law, to pay severance. Further there is no acceleration of benefits under any of the Bank’s equity-based compensation plans on termination of employment, voluntary or otherwise. In keeping with best practice, the change of control provisions contained in applicable Bank compensation plans are all “double-trigger”, which require both a change of control and the termination of employment without cause to take effect.

vii: The approach, principles, and objectives of compensation incentives should be transparent to stakeholders.	The purpose of each component of total compensation is explained to all stakeholders, including employees, in several formats, including this Management Proxy Circular.
All plan participants receive plan documents, annual total compensation and equity-based compensation plan statements, as well as an annual letter from the President and CEO outlining how the payout under the MIP aligns with the results the Bank delivered to its shareholders.

1.	Based on the Bank’s interpretation of information contained in the Bank’s peer group Management Proxy Circulars for their respective prior fiscal year.

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Restrictions on Trading
Employees, including executive officers, are prohibited from entering into short sales, calls and puts with respect to any of the Bank’s securities. These are prohibited under the Bank Act and are enforced through the Bank’s compliance programs.

Executive Share Ownership Guidelines
To ensure the continued alignment of executive and shareholder interests, executives must meet minimum share ownership levels. The required holdings reflect the executive’s compensation and title, and may be satisfied through holdings of Bank common shares, as well as DSUs, RSUs, PSUs and Scotia Capital Deferred Performance Plan (SCDPP) units. New executives have three years to meet the stock ownership guidelines. In addition, the President and CEO must continue to meet his shareholding requirement for one year following retirement.
The table below summarizes the ownership requirements:

MULTIPLE OF
EXECUTIVE LEVEL	BASE SALARY
President and CEO	6

Vice-Chair	4

Group Head/Executive Vice-President	3

Senior Vice-President	2

Vice-President	1

All of the NEOs have exceeded the minimum stock ownership guidelines, as outlined in the following table:

						OWNERSHIP MULTIPLE
		SHARE OWNERSHIP OF NEOs AT OCTOBER 31, 2008[1]				OF SALARY
							BASED
	REQUIRED	DIRECTLY	VOLUNTARILY			BASED ON	ON
	OWNERSHIP	HELD	DEFERRED	SHARE	TOTAL	DIRECTLY	TOTAL
	MULTIPLE OF	COMMON	COMPENSATION	UNITS	OWNERSHIP	HELD &	OWNER-
NAME	BASE SALARY	SHARES ($)[2]	(DSUs) ($)	($)[3]	($)	DEFERRED	SHIP
Richard E. Waugh	6	5,037,639	14,592,701	8,396,513	28,026,853	19.6	28.0

Luc A. Vanneste	3	1,479,411	1,353,117	1,443,769	4,276,298	6.7	10.1

Sarabjit S. Marwah	4	5,900,415	6,946,356	2,775,255	15,622,026	23.4	28.4

Robert L. Brooks	4	858,368	4,635,944	3,006,266	8,500,578	11.0	17.0

Brian J. Porter	3	5,669,410	–	3,873,849	9,543,259	12.6	21.2

1.	Based on the closing price on the TSX of Bank common shares of $40.19 on October 31, 2008.

2.	Directly held includes Employee Share Ownership Plan (ESOP) holdings and common shares.

3.	Share Units include PSUs and for Mr. Porter and Mr. Brooks, RSUs. Also for Mr. Porter, Deferred Units (DUs) under the SCDPP. The DUs track the market price of a Bank common share and are paid out in cash over a 3-year vesting period. These units represent the final DUs to vest and be paid out from the SCDPP award made in December 2005. Mr. Porter has not been eligible for additional SCDPP awards since December 2005.

Alignment of NEO Total Compensation with Shareholders

Consistent with the experience of the Bank’s shareholders during fiscal 2008, the value of the NEOs’ Total Ownership as shown in the above table has decreased since October 31, 2007 due to the Bank’s share price decrease from $53.48 to $40.19 at October 31, 2008. In addition, as of October 31, 2008, the three outstanding PSU grants, as well as the outstanding RSUs and SCDPP DUs, are currently valued at less than the amount that was awarded.

President and CEO Com pensation and Corporate Performance

In determining appropriate total compensation for the Bank’s President and CEO, the Committee follows a number of guiding principles that are similar to those used when evaluating the total compensation for other executives. The primary principles are:

•	a strong emphasis on pay-for-performance; and

•	a focus on competitive total compensation, with the majority delivered in the form of mid-term and long-term incentives.

  Scotiabank 30

For total compensation determination purposes, in addition to measuring the achievement of short and long-term goals, the Committee’s primary focus for comparison is the total compensation of the CEOs of the major Canadian banks and insurance companies, with consideration of the compensation of the leaders of certain international banks, and a select group of large Canadian corporations. Further, the Committee considers potential, future long-term sustained performance of the Bank when determining President and CEO compensation in any one year.
The components of total compensation for the President and CEO, and the manner in which they are reviewed and evaluated by the Committee, are similar to those of other executives, as previously outlined.
In addition to the Bank’s 2008 performance, summarized earlier, outlined below are the other factors the Committee considered when assessing Mr. Waugh’s performance, including his three key priorities for 2008:

•	sustainable revenue growth;

•	effective capital management, including strategic acquisitions; and

•	overall leadership.

Results
Mr. Waugh’s strong leadership was instrumental in navigating Scotiabank through the unprecedented volatility in the global financial markets in 2008. In particular, his emphasis on the Bank’s strong, conservative risk management culture was of critical importance and differentiated Scotiabank from its peers. His leadership position in this area was recognized internationally by his appointment in March 2008 as Co-Chair of the IIF’s Committee on Market Best Practices.
While Scotiabank operated from a position of strength relative to its global peers, the Bank was not immune to the market turmoil. As noted earlier, the Bank did not achieve several financial targets used for compensation purposes. Return on equity was 16.7%, with EPS growth at −23.9%, the Bank’s productivity ratio for 2008 was 59.4%. The Bank’s core earnings, however, were solid. Performance under the other key metrics used for compensation purposes was mixed. Total shareholder return for the recent three year period was 1.3%, but the compound annual return on the Bank’s common shares has averaged 13.1% over the past 10 years. Revenue growth was also below expectations, but performance under the other balanced scorecard measures – including metrics on leadership, risk management and compliance – was generally positive.
The Bank’s three lines of business – Canadian Banking, International Banking and Scotia Capital – all continued to execute against the Bank’s key priorities of sustainable revenue growth, effective capital management and leadership.
Revenue growth in Canadian Banking was achieved both organically and through acquisitions. The Canadian Bank achieved market share growth in total personal lending, mutual funds and small business, along with strong volume growth in mortgages and commercial banking. It delivered on its commitment to grow the wealth management business through several key acquisitions, including 100% of the top-ranked online brokerage E*Trade Canada.
International Banking continued to benefit from loan growth and strong deposit gains. Strategic acquisitions in Latin America complemented the organic revenue growth. The Bank strengthened its presence in Peru by increasing its ownership of Scotiabank Peru to 98% and through the purchase of Banco del Trabajo, which included assets in the Dominican Republic and Guatemala. International Banking also increased its footprint, opening new branches and offices, most notably in Mexico.
Scotia Capital was one of very few global wholesale banks that remained profitable in 2008, due in part to its diversified business model. Record performance in Scotia Waterous, precious metals, fixed income and foreign exchange businesses was accompanied by revenue growth in corporate lending.
The Bank’s second key priority – effective capital management – took on increasing importance in 2008. The Bank’s Tier 1 capital ratio, at 9.3%, remained strong by international standards – a noteworthy achievement in the current economic environment. The Bank’s strong capital, along with sound core earnings, were reflected in the Bank’s dividends, which increased 10% over 2007.
Mr. Waugh personally demonstrated the high calibre of leadership needed to manage effectively through the financial turbulence. He strengthened his leadership team through several key leadership appointments that will serve the Bank well as it executes on its strategy over the coming years. Scotiabank continued to be recognized as a great place to work in 2008. In its confidential internal employee survey, the overall level of employee satisfaction was 86%. Externally, Scotiabank was named a top employer in surveys in several countries, including Canada and Mexico. And Scotiabank maintained its commitment to the community and to being a socially responsible company, by providing significant donations and sponsorship support during the year to a wide variety of worthy organizations and causes.

Compensation
The Committee reviewed the total compensation earned by Mr. Waugh since his appointment to President and CEO in 2003 relative to the overall performance of the Bank and the major Canadian banks and insurance companies. The Committee believes there is an appropriate link between Mr. Waugh’s compensation earned during this time and the

  Scotiabank 31

Bank’s performance. The Committee also noted that the value of Mr. Waugh’s equity-based compensation holdings (PSUs, stock options and DSUs) has decreased significantly since October 31, 2007 as a result of the decrease in the Bank’s share price. This demonstrates that the equity plans are operating as intended, aligning his compensation with shareholders’ interests.
Based on the combination of performance, the competitive market, and a long-term view, the Committee awarded Mr. Waugh an incentive bonus of $500,000, stock options with an estimated compensation value of $3,010,000, and performance share units (100% tied to performance criteria) with an estimated compensation value of $3,010,000. Mr. Waugh’s bonus decreased 69% compared to 2007 due to the Bank’s fiscal year results, as described in the MIP section. The Committee recognized that Mr. Waugh’s strong leadership in these challenging times has positioned the Bank well for the future, and has awarded him PSUs and stock options with an estimated compensation value 11% lower than in December 2007. As a result of the lower share price at the time of grant, Mr. Waugh will receive a larger number of PSU Plan units and stock options than in 2007. This total direct compensation awarded of $7,520,000 represents a decrease of 20% compared to his 2007 compensation and is aligned with the Bank’s overall results in this challenging year.
The Committee reviewed a stress-testing analysis of the range of potential values for these equity awards under a variety of performance scenarios to understand fully the pay-for-performance link of the equity compensation awards. The Committee was satisfied that the equity awarded will provide an effective link between longer term Bank performance and the realizable compensation awarded to Mr. Waugh, given the range of potential payouts. Consistent with the Bank’s compensation philosophy of aligning compensation with long-term shareholder interests, Mr. Waugh continues to voluntarily elect to defer 100% of his annual incentive bonus into the DSU plan. Mr. Waugh holds in excess of 28 times his salary through share-based plans and other holdings, far above the share ownership requirement at the President and CEO level.
The Committee reviewed Mr. Waugh’s base salary against the comparator group and his sustained performance and determined that, in the current challenging economic environment, his current base salary of $1,000,000 continued to be appropriate for fiscal 2009.
The details of Mr. Waugh’s total compensation can be found in the Summary Compensation Table, as well as in the following President and CEO Summary Compensation Statement, which provides his total annual package over a three-year period.
President and CEO Summary Compensation Statement

RICHARD E. WAUGH	2008	2007	2006
PRESIDENT AND CEO	($)	($)	($)
Cash
Salary[1]	1,000,000	1,000,000	1,000,000
Bonus[2]	500,000	1,600,000	1,600,000

Equity-based Compensation
Performance Share Units granted	3,010,000	3,400,000	3,150,000
Stock Options granted[3]	3,010,000	3,400,000	3,150,000

Total Direct Compensation	7,520,000	9,400,000	8,900,000

Pension and Other Compensation
Pension Value earned in the year[4]	(1,173,000)	(203,000)	520,000
All Other Compensation	1,157,705	927,557	775,156

Total Annual Compensation	7,504,705	10,124,557	10,195,156

Key Financial Metrics
ROE	16.7%	22.0%	22.1%
Revenue Growth	−5.6%	11.8%	8.6%
Diluted EPS Growth	−23.9%	13.0%	12.7%
Productivity Ratio	59.4%	53.7%	55.3%
Compound Annual 5-year TSR	7.77%	22.21%	21.25%

1.	Represents salary earned during the fiscal year.

2.	Bonus amounts shown include any amounts deferred under the DSU plan. In lieu of payments, Mr. Waugh has voluntarily elected to defer 100% of his 2008, 2007, and 2006 Management Incentive Plan (MIP) bonus into the DSU Plan.

3.	The amount represents the estimated compensation value at the time of grant. The number of options granted is provided in the Stock Options table.

4.	This represents the compensatory portion of the change in the accrued pension obligation in the year. Refer to note 4 in the Defined Benefits Plan table.

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Since October 31, 2008, the current value of the President and CEO’s estimated total compensation awarded in 2006 and 2007, has decreased by approximately 40% compared to the estimated total compensation awarded in those years. This demonstrates the Bank’s existing commitment to align the potentially realizable compensation with shareholders’ interests.
The Committee believes that Mr. Waugh’s total compensation in 2008 appropriately reflects his performance, his extensive global responsibilities and the complexity of the Bank’s diverse range of businesses and markets. Specifically, his compensation recognized his contribution to the Bank’s overall success during the year and his significant ongoing positioning of the Bank for future growth.
The Committee fully understands the long-term implications of the Bank’s executive compensation plans. Committee members, including the Chairman, will be available to answer questions relating to the Bank’s executive compensation at the Annual Meeting.

Submitted by the Human Resources Committee:

Arthur R.A. Scace — Chairman
Ronald A. Brenneman
N. Ashleigh Everett
John C. Kerr
Laurent Lemaire
John T. Mayberry
Barbara S. Thomas

  Scotiabank 33

EXECUTIVE COMPENSATION

Summary Compensation Table

To enhance readability of the Summary Compensation Table (“SCT”) and provide greater clarity of the compensation awarded, the Bank has voluntarily adopted the revised SCT format, as prescribed by the CSA in Form 51-102F6 — Statement of Executive Compensation (the “New Form”) for the fiscal 2008 proxy disclosure. The Bank is not required to report in this format due to the Bank’s fiscal year-end of October 31, 2008. As the SCT under the New Form includes pension value and a total compensation amount, the Total Annual Compensation Statements for the NEOs voluntarily provided in prior years are no longer necessary. The Annual Compensation Statement for the President and CEO has been provided in the President and CEO Compensation and Corporate Performance section.
The table below summarizes the compensation earned in respect of the last three fiscal years by each individual who during fiscal 2008 served as the CEO, the Chief Financial Officer and the three most highly compensated policy-making executive officers of the Bank (the “NEOs”).

					NON-EQUITY INCENTIVE
					PLAN COMPENSATION

			SHARE-		ANNUAL	LONG-TERM
		FISCAL	BASED	OPTION-BASED	INCENTIVE	INCENTIVE	PENSION	ALL OTHER	TOTAL
		SALARY	AWARDS	AWARDS	PLANS	PLANS	VALUE	COMPENSATION	COMPENSATION
NAME AND PRINCIPAL POSITION	YEAR	($)	($)[1]	($)[2]	($)[3]	($)[4]	($)[5]	($)[6]	($)
Richard E. Waugh[7]	2008	1,000,000	3,010,000	3,010,000	500,000	–	(1,173,000)	1,157,705	7,504,705
President & Chief Executive Officer	2007	1,000,000	3,400,000	3,400,000	1,600,000	–	(203,000)	927,557	10,124,557
	2006	1,000,000	3,150,000	3,150,000	1,600,000	–	520,000	775,156	10,195,156

Luc A. Vanneste[7]	2008	425,000	650,000	650,000	250,000	–	227,000	130,954	2,332,954
Executive Vice-President &	2007	400,000	650,000	650,000	575,000	–	131,000	89,033	2,495,033
Chief Financial Officer	2006	400,000	600,000	600,000	550,000	–	296,000	52,948	2,498,948

Sarabjit S. Marwah7 8	2008	550,000	1,175,000	1,175,000	350,000	–	(64,000)	453,254	3,639,254
Vice-Chairman &	2007	550,000	1,175,000	1,175,000	800,000	–	417,000	368,580	4,485,580
Chief Operating Officer (effective Nov. 1, 2008)	2006	550,000	1,100,000	1,100,000	725,000	–	882,000	293,223	4,650,223

Robert L. Brooks7 10	2008	500,000	1,400,000	–	282,000	–	(710,000)	323,655	1,795,655
Vice-Chairman	2007	500,000	700,000	700,000	765,000	–	947,000	262,126	3,874,126
	2006	420,833	750,000	650,000	650,000	–	533,000	211,639	3,215,472

Brian J. Porter8 9	2008	450,000	1,050,000	1,050,000	306,000	–	99,000	181,331	3,136,331
Group Head, Risk and Treasury	2007	450,000	1,050,000	1,050,000	700,000	–	108,000	190,761	3,548,761
(effective Nov. 1, 2008)	2006	450,000	950,000	950,000	650,000	–	872,000	228,079	4,100,079

1.	The 2008 value in the SCT reflects the PSUs granted on December 5, 2008, except for Mr. Brooks as described in footnote 10. The estimated compensation value of the PSUs is based on the 20-day average closing share price of a Bank common share on the TSX for the 20 trading days ending on the day prior to the grant date, which was $35.16. As described in the Human Resources Committee Report, 100% of these awards granted on December 5, 2008, are subject to performance criteria. The value used for the PSUs granted in December 2007 was based on $51.11, being the 20-day average closing price of a Bank common share on the TSX for the 20 trading days ending on the day prior to the grant date. The value used for the PSUs granted in December 2006 was $52.00, being the closing share price of a Bank common share on the TSX on the trading day prior to the grant date.

The following table summarizes the aggregate holdings and value of RSUs, PSUs and DSUs at October 31, 2008, including additional units allocated to reflect notional dividend equivalents. The table does not include PSUs awarded in December 2008 or DSUs received in lieu of 2008 bonus. The closing price on the TSX of Bank common shares on October 31, 2008 was $40.19. For more information on the plans, refer to the plan descriptions above in the Human Resources Committee Report on Executive Compensation.

	RSU AGGREGATE		PSU AGGREGATE		DSU AGGREGATE
	HOLDINGS		HOLDINGS[1]		HOLDINGS
		VALUE ON		VALUE ON		VALUE ON
		OCT. 31,		OCT. 31,		OCT. 31,
		2008		2008		2008
NAME	# UNITS	($)	# UNITS	($)	# UNITS	($)
Richard E. Waugh	0	0	208,920.45	8,396,513	363,092.83	14,592,701

Luc A. Vanneste	0	0	35,923.60	1,443,769	33,668.01	1,353,117

Sarabjit S. Marwah	0	0	69,053.36	2,775,255	172,837.92	6,946,356

Robert L. Brooks[2]	28,883.53	1,160,829	45,917.82	1,845,437	115,350.69	4,635,944

Brian J. Porter[3]	55,261.49	2,220,959	41,126.89	1,652,890	0	0

  Scotiabank 34

1.	PSU aggregate holdings (from grants prior to October 31, 2007) are comprised of 50% performance-based units and 50% time-based units. PSU holdings from grants made after October 31, 2007 are 100% performance-based units.

2.	Included in the RSU aggregate holdings are RSUs granted to Mr. Brooks on August 29, 2008 as described in footnote 10 to the SCT.

3.	Included in the RSU aggregate holdings total are 18,153.07 DUs under the SCDPP. The DUs track the market price of a Bank common share and are paid out in cash over a 3-year vesting period. These units represent the final DUs to vest and be paid out from the SCDPP award made in December 2005. Mr. Porter has not been eligible for additional SCDPP awards since December 2005.

2.	The value of the Option-based Awards represents the compensation value of options granted on December 5, 2008. The December 2008 option grant value is based on a share price of $33.89 and a Black-Scholes factor of 20%. The option grant compensation value reflects the full 10 year life of the options as well as assumptions for volatility, risk-free interest rate and dividend yield. The Bank grants stock options with tandem SARs attached, which have an accounting value of zero at the time of grant in accordance with Canadian Generally Accepted Accounting Principles. For additional information regarding the accounting for tandem SARs, refer to Note 17 of the Bank’s 2008 Audited Consolidated Financial Statements. The number of stock options granted to each NEO on December 5, 2008 is provided in the Stock Options table. The number of stock options granted in 2007 and 2006 to each of the NEOs, as disclosed in previous Management Proxy Circulars, were as follows: Mr. Waugh 269,480 and 232,988, Mr. Vanneste 51,520 and 44,380, Mr. Marwah 93,128 and 81,360, Mr. Brooks 55,480 and 48,076 and Mr. Porter 83,224 and 70,268.

3.	In lieu of payment, the NEOs were eligible to elect to defer a percentage of their MIP bonus to receive DSUs under the DSU Plan. The following table summarizes the voluntary deferrals made, if any, as well as the number of DSU Plan units received based on the share price noted.

Deferral of MIP Bonus under DSU Plan

	2008		2007		2006
NAME	%	# DSUs	%	# DSUs	%	# DSUs
Richard E. Waugh	100%	9,403.80	100%	31,936.13	100%	36,942.97

Luc A. Vanneste	100%	4,701.90	100%	11,477.05	100%	12,699.15

Sarabjit S. Marwah	100%	6,582.66	100%	15,968.06	100%	16,739.78

Robert L. Brooks	100%	5,303.74	50%	7,634.73	100%	15,008.08

Brian J. Porter	0%	–	0%	–	0%	–

The share prices in effect as at the annual notification date were $53.17 for 2008, $50.10 for 2007, and $43.31 for 2006. The aggregate holdings and value of DSUs as at October 31, 2008, not including DSUs received above in lieu of 2008 bonus, are shown above in footnote 1.

4.	The Bank does not provide non-equity long-term incentives to its executives. This column is required by the New Form regardless of whether or not a program exists.

5.	Pension Value represents the compensatory portion of the change in the accrued pension obligation in the year as required under the New Form. The Pension Value is the sum of the 2008 Annual Service Cost and the Other Compensatory Charge in the Defined Benefits Plan table. Refer to note 4 in the Defined Benefits Plan table for a description of these amounts.

6.	The New Form requires that amounts that were previously disclosed in two separate columns in the SCT be combined into the All Other Compensation column. The most significant item in this column is the value of dividend equivalents accrued during the year and credited in the form of additional units under the PSU, RSU, DSU and SCDPP Plans, as applicable. Included in the All Other Compensation amount for 2008 were dividend equivalents in the amount of $1,069,007 for Mr. Waugh, $130,057 for Mr. Vanneste, $452,058 for Mr. Marwah, $315,364 for Mr. Brooks, and $180,135 for Mr. Porter. The amounts in this column also include the Bank’s contribution to the ESOP to a maximum of $1,200 per year. The NEOs participate in this plan on the exact same basis as all other Bank employees. Under this plan, employees can contribute up to the lesser of a specified percentage of salary and a limited dollar amount towards the purchase of Bank common shares or deposits with the Bank, and the Bank contributes to the purchase of additional common shares to the extent of 50% of the employee’s eligible contributions. Amounts in the All Other Compensation column may include the tax paid on the value of a Bank-provided car and/or financial planning. Mr. Waugh’s 2008 amount includes $59,801 for tax and estate planning and $15,000 for tax paid on tax planning services.

7.	Last year, the SCT included a column that reported the “Long Term Incentive Plan (LTIP) Payments of Prior Years’ Awards” as required under the current disclosure requirements. With the adoption of the new SCT format, this required information is provided in the following table which shows the payments made in December 2008 for the 50% of the PSU units granted in 2005 that had performance measures attached. The performance criteria for this award were two equally weighted 3-year measures: Average Return on Equity compared to target for fiscal years 2006, 2007 and 2008, and Relative TSR compared to the other major Canadian banks measured from November 1, 2005 to October 31, 2008. The Bank exceeded its annual ROE targets in fiscal 2006 and 2007, but did not meet its ROE target for 2008. For the 3-year period ended October 31, 2008, the Bank achieved its Relative TSR targets. As such, the number of performance-based units used to calculate the payout was reduced to 95%. The LTIP value is based on the December 4, 2008 closing share price of $32.26. The amounts paid in 2007 were: Mr. Waugh $2,028,386, Mr. Vanneste $219,742, Mr. Marwah $540,903, Mr. Brooks $425,962, and Mr. Porter $0. No such LTIP payments were made in 2006.

  Scotiabank 35

LTIP payments made in December 2008 for performance-based units previously reported in the SCT at the time of grant as compared to the estimated compensation value at the time of grant are shown below:

	LONG TERM INCENTIVE PAYMENT OF	AWARD VALUE ON THE
	PRIOR YEARS’ AWARDS (LTIP)	DECEMBER 2, 2005 GRANT DATE
NAME	$	$
Richard E. Waugh	1,137,262	1,500,000

Luc A. Vanneste	156,563	206,500

Sarabjit S. Marwah	341,178	450,000

Robert L. Brooks	246,406	325,000

Brian J. Porter	–	–

8.	Effective November 1, 2008, Mr. Marwah and Mr. Porter were given additional responsibilities and their titles were changed as noted.

9.	Mr. Porter was appointed an executive officer of the Bank, effective November 1, 2005. Total transition amounts (not included in the table above) distributed over a 2-year period include a one-time grant of RSUs and stock options each valued at $1,500,000 granted in December 2005, $1,000,000 in increased pension value, and a $500,000 cash payment in December 2006.

10.	Mr. Brooks was awarded an RSU grant valued at $1,400,000 on August 29, 2008 based on a value of $49.08 being the 20-day average closing share price of a Bank common share on the TSX for the 20 trading days ending on the day prior to the grant date. Mr. Brooks received this one-time award as compensation for agreeing to delay his retirement date at the Bank’s request, in light of the challenging economic environment. His contributions during this period will have an impact on the Bank’s future performance; hence it was appropriate that the award be aligned to shareholders’ interests by being subject to future share price movement.

Performance Share Units (PSUs)

The table below outlines the number of PSU performance-based units granted under the PSU Plan in December 2008 to each NEO with respect to fiscal 2008:

			ESTIMATED FUTURE PAYOUTS UNDER
		PERFORMANCE OR	NON-SECURITIES PRICE BASED PLANS[2]
	SECURITIES, UNITS,	OTHER PERIOD UNTIL
	OR OTHER RIGHTS	MATURATION OR	MINIMUM	TARGET	MAXIMUM
NAME	(#)[1]	PAYOUT	(#)	(#)	(#)
Richard E. Waugh	85,608.65	November 30, 2011	42,804.32	85,608.65	128,412.97

Luc A. Vanneste	18,486.92	November 30, 2011	9,243.46	18,486.92	27,730.38

Sarabjit S. Marwah	33,418.66	November 30, 2011	16,709.33	33,418.66	50,127.99

Robert L. Brooks	–	n/a	n/a	n/a	n/a

Brian J. Porter	29,863.48	November 30, 2011	14,931.74	29,863.48	44,795.22

1.	100% of the PSU award is allocated to performance-based units. The total value of PSUs granted in December 2008 is shown in the SCT.

2.	The redemption value of each performance-based unit will be the 20-day average closing share price of a Bank common share on the TSX on the 20 trading days ending on the unit pricing date. Depending on actual performance against target, the number of performance-based units (including accumulated dividend equivalent units) may be reduced to 50% or may increase to a maximum of 150%. For a description of the 3-year performance measures, refer to the Performance Share Unit Plan section in the Human Resources Committee Report on Executive Compensation.

Stock Options

The table below provides details with respect to stock options granted to the NEOs under the Stock Option Plan for fiscal 2008:

		% OF TOTAL
		OPTIONS/SARs		MARKET VALUE OF
		GRANTED TO		SECURITIES
	SECURITIES	EMPLOYEES IN		UNDERLYING
	UNDER OPTIONS	RESPECT OF	EXERCISE OR	OPTIONS ON THE
	GRANTED	FINANCIAL	BASE PRICE	DATE OF GRANT
NAME	(#)	YEAR	($/SECURITY)[2]	($/SECURITY)[2]	EXPIRATION DATE
Richard E. Waugh	444,084	8.99%	33.89	33.89	December 5, 2018

Luc A. Vanneste	95,900	1.94%	33.89	33.89	December 5, 2018

Sarabjit S. Marwah	173,356	3.51%	33.89	33.89	December 5, 2018

Robert L. Brooks	–	0.00%	n/a	n/a	n/a

Brian J. Porter	154,912	3.13%	33.89	33.89	December 5, 2018

1.	The figures shown in this table represent the number of Bank common shares under options granted to each of the NEOs on December 5, 2008.

2.	The exercise price and the market value are based on the 5-day Volume Weighted Average Price (“VWAP”) from November 28 to December 4, 2008 of $33.89.

  Scotiabank 36

The next table provides details on the options exercised during fiscal 2008 and held at fiscal year-end by the NEOs:

				VALUE OF
				UNEXERCISED
			UNEXERCISED OPTIONS	IN-THE-MONEY OPTIONS
			AT FISCAL YEAR END	AT FISCAL YEAR END
	SECURITIES ACQUIRED	AGGREGATE VALUE	(#)	($)
	ON EXERCISE	REALIZED	EXERCISABLE/	EXERCISABLE/
NAME	(#)	($)	UNEXERCISABLE	UNEXERCISABLE[1]
Richard E. Waugh	10,000	330,250	1,754,695	25,830,944
			614,307	68,653

Luc A. Vanneste	3,179	59,384	181,900	2,185,668
			106,491	7,438

Sarabjit S. Marwah	62,098	1,601,474	663,223	10,665,385
			202,289	17,163

Robert L. Brooks	50,000	1,904,750	459,084	6,258,616
			128,004	14,417

Brian J. Porter	–	–	73,765	0
			192,123	0

1.	An option is in-the-money at year-end if the market value of the underlying securities at that date exceeds the exercise or base price of the option. The closing price on the TSX of Bank common shares at October 31, 2008 was $40.19. As of October 31, 2008, the December 2007, 2006, and 2005 stock option grants are “out of the money” as a result of being granted at the following exercise prices: December 2007 $52.57, December 2006 $52.00 and December 2005 $46.02.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides details on securities authorized for issuance under the Bank’s equity compensation plans as at January 5, 2009:

	SECURITIES TO BE ISSUED					SECURITIES REMAINING			AGGREGATE
	UPON EXERCISE OF					AVAILABLE FOR FUTURE			TO BE ISSUED UPON EXERCISE
	OUTSTANDING OPTIONS,			WEIGHTED-AVERAGE		ISSUANCE UNDER EQUITY			PLUS
	WARRANTS AND RIGHTS			EXERCISE PRICE OF		COMPENSATION PLANS			AVAILABLE FOR ISSUANCE
OUTSTANDING
			% OF	OPTIONS,				% OF		% OF
EQUITY			OUTSTANDING	WARRANTS AND				OUTSTANDING		OUTSTANDING
COMPENSATION PLANS[1]	#		COMMON	RIGHTS		#		COMMON	#	COMMON
Stock Option Plan	27,040,474		2.69%	$31.91		13,965,915		1.39%	41,006,389	4.07%

Director Stock Option Plan[2]	144,000		0.01%	$23.04		518,000		0.05%	662,000	0.07%

Total	27,184,474	[3]	2.70%	$31.86	[4]	14,483,915	[5]	1.44%	41,668,389	4.14%

1.	The Bank does not have any equity compensation plans that are not approved by shareholders.

2.	Effective October 28, 2003, the Bank discontinued granting stock options to Directors.

3.	Number as at October 31, 2008 was 23,122,702.

4.	Weighted-average price at October 31, 2008 was $31.26.

5.	Number as at October 31, 2008 was 18,883,682.

In fiscal 2008, the exercise of options under the Stock Option Plan resulted in the issuance of 6,384,516 Bank common shares, representing 0.64% of outstanding Bank common shares at the fiscal year-end (on a non-diluted basis).
In fiscal 2008, the exercise of options under the Director Stock Option Plan resulted in the issuance of 20,000 Bank common shares.
For more information, refer to “Stock based compensation”, Note 17 to the 2008 Consolidated Financial Statements.

Retirement Benefits

In previous years, the Bank provided supplementary disclosure on the pension arrangements for each of the NEOs. This prior voluntary disclosure provided information similar to the amounts to be reported under the New Form. Therefore, the Bank has voluntarily adopted the format of the Defined Benefits Plan table as prescribed in the New Form.
Executives, including the NEOs, have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan. The annual pension accrued under that plan is equal to 2.0% (1.5% under the non-contributory option) of highest average five-year compensation, less the estimated pension payable under the Canada/Quebec Pension Plan. Annual pension benefits under the Scotiabank Pension Plan are capped at $2,333 per year of service for executives

  Scotiabank 37

retiring in 2008. This limit will increase to $2,444 per year of service for executives retiring after 2008. The Bank has entered into individual retirement agreements to provide non-registered, unfunded supplemental pensions to executives at the level of Group Head or EVP or above, including the NEOs. The portion of incentive compensation recognized in the pension calculation under these individual retirement agreements is generally capped at 100% of target bonus, with the exception of Mr. Waugh, Mr. Marwah and Mr. Brooks whose pension benefits are determined in accordance with the terms of legacy retirement agreements which recognize actual bonuses paid, as described below.
For Mr. Vanneste, Mr. Porter and other Group Heads and EVPs, total retirement benefits from all Bank sources are capped at 70% of highest average five-year compensation. Compensation includes the lesser of actual bonus and target bonus. For Mr. Vanneste, provided that he remains with the Bank until July 12, 2009, an additional year of pension service will be credited for each two years of actual service with the Bank. Mr. Porter joined the Scotiabank Pension Plan on November 1, 2005. Previously, Mr. Porter participated for 12 years in the Pension Plan for Employees of Scotia Capital Inc. Mr. Porter’s individual retirement agreement provides a supplemental pension in respect of all years that he is a member of the Scotiabank Pension Plan and 5.33 years of his Scotia Capital employment.
For Mr. Waugh, Mr. Marwah and Mr. Brooks, the annual pension paid at normal retirement, from all Bank sources combined, is 70% of the sum of 1) final base salary and 2) average bonus over the highest consecutive five years of bonus payout. An additional payment of 30% of final base salary is paid in the first year of retirement. This retirement arrangement has not been offered to new executives of the Bank.
Early retirement pensions are paid if the executive, including a NEO, retires from the Bank within five years of normal retirement. Where pension payments begin prior to normal retirement, the pension is reduced to reflect the longer payment period. The retirement pension is paid for life, with a spousal survivor pension of 60% of the executive’s pension.
The following table indicates the estimated annual pension that would be payable at retirement, from all Bank sources combined, to Group Heads and EVPs, including Mr. Vanneste and Mr. Porter, but excluding the other NEOs:

Estimated Annual Pension at Retirement

	YEARS OF CREDITED SERVICES
COMPENSATION
RECOGNIZED FOR	5	10	15	20	25	30
PENSION ($)	($)	($)	($)	($)	($)	($)
250,000	24,000	47,000	71,000	94,000	118,000	142,000

500,000	49,000	97,000	146,000	194,000	243,000	292,000

750,000	74,000	147,000	221,000	294,000	368,000	442,000

1,000,000	99,000	197,000	296,000	394,000	493,000	592,000

1,250,000	124,000	247,000	371,000	494,000	618,000	742,000

1,500,000	149,000	297,000	446,000	594,000	743,000	892,000

1.	The amounts shown assume participation in the Scotiabank Pension Plan on a contributory basis.

2.	The amounts shown have been reduced by the estimated Canada/Quebec Pension Plan benefit payable at normal retirement.

3.	For Mr. Porter, the amounts shown include the estimated annual pension payable in respect of service from November 1, 2005, when he joined the Scotiabank Pension Plan. In addition, for service prior to November 1, 2005, the estimated annual pension payable to Mr. Porter at normal retirement age, based on 2008 compensation, is: $28,000 from the Pension Plan for Employees of Scotia Capital Inc.; and $53,000 in respect of the supplemental pension for 5.33 years of his Scotia Capital employment.

  Scotiabank 38

The following table outlines the estimated annual pension that would be payable, from all Bank sources combined, at retirement to Mr. Waugh, Mr. Marwah and Mr. Brooks:

COMPENSATION RECOGNIZED	AGE 58	AGE 60	AGE 63
FOR PENSION ($)	($)	($)	($)
1,000,000	560,000	616,000	700,000

1,250,000	700,000	770,000	875,000

1,500,000	840,000	924,000	1,050,000

1,750,000	980,000	1,078,000	1,225,000

2,000,000	1,120,000	1,232,000	1,400,000

2,250,000	1,260,000	1,386,000	1,575,000

2,500,000	1,400,000	1,540,000	1,750,000

2,750,000	1,540,000	1,694,000	1,925,000

3,000,000	1,680,000	1,848,000	2,100,000

3,250,000	1,820,000	2,002,000	2,275,000

3,500,000	1,960,000	2,156,000	2,450,000

1.	An additional payment of 30% of final base salary is paid in the first year of retirement.

2.	Pension benefits are not reduced by any Canada/Quebec Pension Plan benefit payable at retirement.

Defined Benefits Plan

The Bank has voluntarily adopted the revised Defined Benefits Plan table format required in the New Form.

		ANNUAL BENEFITS
	NUMBER	PAYABLE ($)		ACCRUED	2008			ACCRUED
	OF YEARS			OBLIGATION AT	ANNUAL	OTHER	NON-	OBLIGATION
	CREDITED	AT YEAR		START OF YEAR	SERVICE	COMPENSATORY	COMPENSATORY	AT YEAR END
NAME	SERVICE (#)	END	AT AGE 65	($)	COST ($)	CHANGE ($)	CHANGE ($)	($)
Richard E. Waugh	38	1,750,000	1,750,000	20,783,000	514,000	(1,687,000)	(667,000)	18,943,000

Luc A. Vanneste	14	158,000	312,000	1,595,000	196,000	31,000	(144,000)	1,678,000

Sarabjit S. Marwah	29	791,000	791,000	8,890,000	289,000	(353,000)	(773,000)	8,053,000

Robert L. Brooks	40	762,000	762,000	10,234,000	0	(710,000)	(168,000)	9,356,000

Brian J. Porter	15	118,000	294,000	1,319,000	146,000	(47,000)	(144,000)	1,274,000

The following comments relate to the information shown in the table:

1.	The credited service for Mr. Vanneste includes 5 years of additional service provided in accordance with the terms of Mr. Vanneste’s agreement as described above. The credited service for Mr. Porter excludes 11 years during which he was eligible to, but did not participate in a Scotiabank Group pension plan.

2.	The Annual Benefits Payable at year end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively, and is calculated based on actual pensionable earnings as at the end of the current year and on the terms of the current retirement agreements. The benefits payable at year end, as shown above, do not include any reduction that may apply if a NEO retires prior to his normal retirement age. For Mr. Waugh, Mr. Marwah and Mr. Brooks, the Annual Benefits Payable shown above do not include the additional amount paid in the first year of retirement.

3.	The Accrued Obligation represents the value of the projected pension benefits from all pension plans, earned for all service to date.

4.	The 2008 Annual Service Cost plus the Other Compensatory Change added together results in the compensatory change amount required to be disclosed under the New Form. The Annual Service Cost reflects the value of the projected pension benefits earned during the year. The Other Compensatory Change value represents the change in the Accrued Obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes, including additional credited service accruing during the year.

5.	The Non-Compensatory Change amount represents the change in the Accrued Obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the Accrued Obligation at the start of the year and any employee contributions.

6.	The estimated Accrued Obligation values are calculated each year by the Bank’s independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for the Bank’s Canadian pension plans as disclosed in Notes 1 and 19 to the 2008 Consolidated Financial Statements. The key assumptions include a discount rate of 5.6% per year to calculate the Accrued Obligation at start of year and the Annual Service Cost, a discount rate of 6.4% to calculate the Accrued Obligation at year end and a rate of increase in future compensation of 4.25% per year.

  Scotiabank 39

7.	The estimated Accrued Obligation values assume that all benefits are vested. Mr. Vanneste, Mr. Marwah and Mr. Porter are not yet vested in their supplemental pensions.

8.	The estimated Accrued Obligation values assume that the NEOs retire at Normal Retirement Age. An assumption of immediate retirement would not have a significant impact on these amounts, due to the early retirement reduction that would apply to reflect the longer payment period.

9.	The methods and assumptions used to determine the Accrued Obligation values may not necessarily be the same as those used by other companies, and as a result, these values may not be directly comparable across companies.

10.	Mr. Brooks retired from the Bank on October 31, 2008 and will receive an annual pension of $762,000 commencing immediately, with an additional $150,000 paid in the first year of his retirement only.

Change of Control and Termination Without Cause

The Bank has not entered into any employment agreements with its NEOs with respect to change of control or termination without cause. The compensation plans address the conditions for vesting of benefits under these circumstances.
The change of control provisions contained in applicable Bank compensation plans are “double-trigger”, which require both a change of control, and the termination of employment without cause to take effect. Under the PSU, RSU, Stock Option Plan and executive pension arrangements, if the employment of an executive, including a NEO, is terminated by the Bank within two years of a change of control for any reason other than dismissal for cause, vesting accelerates.
The Equity Plan Termination Provisions table outlines the vesting provisions under a variety of other circumstances, such as retirement, death and termination. For more information refer to the descriptions of individual plans, including the individual retirement agreements for NEOs applicable to Bank plans, described above in the Retirement Benefits section.

Cost of Management Ratio (“COMR”)

The Bank has an ongoing commitment to open and transparent disclosure that will be of value to shareholders and others. In conjunction with other major Canadian financial institutions, the Bank uses a consistent standard for COMR calculations and reporting.
The table below sets forth the aggregate compensation awarded to the Bank’s NEOs for each of the last three years as a percentage of Net Income After Taxes (“NIAT”).

	AGGREGATE TOTAL	NET INCOME	COMPENSATION AS
	COMPENSATION	AFTER TAXES	A PERCENTAGE OF
YEAR	($000’s)	($000’s)	NIAT
2008	18,409	3,140,000	0.59%

2007	24,528	4,045,000	0.61%

2006	24,660	3,579,000	0.69%

1.	NEOs are Messrs. Waugh, Vanneste, Marwah, Brooks and Porter.

2.	Aggregate Total Compensation for each year consists of salary, annual incentive, the grant value of PSUs, the compensation value of stock options on grant date, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported above in the SCT.

3.	NIAT represents Net Income as reported in the Consolidated Statement of Income in the 2008, 2007 and 2006 Consolidated Financial Statements.

  Scotiabank 40

 Part VI — OTHER INFORMATION

SHARE PERFORMANCE GRAPH

As at October 31, 2008, the following graph shows the total cumulative return on a $100 investment on October 31, 2003 in Bank common shares with the cumulative total return of the S&P/TSX Banks Index and the S&P/TSX Composite Index over the five year period ending October 31, 2008, assuming reinvestment of all dividends.

Comparison of 5 Year Total Common Shareholders’ Return

1.	Scotiabank is one of the listed companies included in the S&P/TSX Banks Index and the S&P/TSX Composite Index.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The table below shows the aggregate indebtedness of directors, executives and employees of the Bank and subsidiaries (current and former) outstanding at December 9, 2008 to the Bank and its subsidiaries. The amounts exclude routine indebtedness (See note 6 below).

Aggregate Indebtedness ($)

	TO THE BANK OR	TO ANOTHER
PURPOSE	ITS SUBSIDIARIES	ENTITY
Share Purchases	375,892	–
Other	12,907,392	–

  Scotiabank 41

The following table shows the outstanding amounts that directors and executive officers borrowed from the Bank or its subsidiaries in order to buy securities of the Bank and for other purposes. The amounts also exclude routine indebtedness. Executive officers are the senior officers of the Bank in charge of principal business units and/or performing a policy-making function in respect of the Bank.

		LARGEST AMOUNT		FINANCIALLY ASSISTED
		OUTSTANDING		SECURITIES
		DURING THE		PURCHASES DURING
		FINANCIAL YEAR	AMOUNT	THE FINANCIAL YEAR
		ENDED	OUTSTANDING AS AT	ENDED
	INVOLVEMENT	OCTOBER 31, 2008	DECEMBER 9, 2008	OCTOBER 31, 2008
NAME AND PRINCIPAL POSITION	OF ISSUER	($)	($)	(#)
SECURITIES PURCHASE PROGRAM Vice-Chairman Sarabjit S. Marwah	Lender	62,165	41,248	–

Group Head/Executive Vice-President Sylvia D. Chrominska	Lender	78,983	77,171	–

OTHER PROGRAMS

Group Head/Executive Vice-President Robert H. Pitfield	Lender	2,618,336	699,572	N/A

Robin S. Hibberd	Lender	1,500,954	1,461,379	N/A

1.	Effective March 1, 2001, the Bank discontinued its reduced rate loan program available to employees and executives in Canada. Prior to March 1, 2001 the Bank had a general loan policy which enabled executives and employees of the Bank and its subsidiaries to borrow funds in order to buy securities of the Bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the Bank with a minimum rate of 4% for common shares or linked to 70% of the prime rate for preferred shares. Loans were subject to a maximum term of 10 years and one times salary limit. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity of the current term of the mortgage. Employees now qualify for Retail Lending products available to customers based on the best customer rate. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to executives and employees of those foreign units at reduced rates or on preferred terms.

For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:

•	Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation.

•	Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the Bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years subject to a one times salary limit.

•	Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the Bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years.

•	Mortgages to finance a principal residence were available to all qualified employees, generally at a rate, which was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years.

2.	House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $200,000 at 3 1/4% below customer mortgage rates for the first five years, 2 1/4% below for the second five-year term and 1% below for the remaining term up to 25 years (in other areas up to $100,000 at 2 1/4% below, 1 1/4% below and 1% below regular customer mortgage rates for those periods respectively).

3.	Scotia Moneyback VISA accounts are available to employees, with interest charged at one-half standard customer rates. ScotiaGold Passport VISA accounts are available to employees, at customer interest rates.

4.	For certain executives, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

5.	Loans and other extensions of credit to executives and directors are restricted in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the Securities Exchange Act.

6.	The foregoing two tables exclude routine indebtedness. Routine indebtedness includes: (i) loans to employees made on terms no more favourable than those made to employees generally, but not exceeding $50,000 to any director or executive officer; (ii) loans to full-time employees, if the loans are fully secured against their residence and are not greater than their annual salary; and (iii) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectibility.

  Scotiabank 42

DIRECTORS’ AND OFFICERS’ INSURANCE

The Bank has purchased a directors’ and officers’ (Side A) liability insurance policy, which expires June 1, 2009. The policy covers individual directors and officers in circumstances where the Bank is not able or not permitted to indemnify such individuals. The policy has a $50,000,000 limit and a nil deductible. The annual premium for this coverage is $430,000.

ADDITIONAL DOCUMENTATION

Financial information relating to the Bank is provided in the Bank’s comparative financial statements and management’s discussion and analysis for the 2008 fiscal year. Additional information relating to the Bank is available at www.sedar.com or at www.sec.gov (in the SEC’s EDGAR company filings section). A copy of the Bank’s most recent consolidated financial statements, quarterly financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular and any document incorporated therein by reference may be obtained by shareholders, without charge, upon request from the Secretary of the Bank at the following address:

Secretary of The Bank of Nova Scotia
44 King Street West
Scotia Plaza
Toronto, Ontario, Canada
M5H 1H1

DIRECTORS’ APPROVAL

The Board of Directors has approved the contents and the sending of this Management Proxy Circular.

Deborah M. Alexander
Executive Vice-President, General Counsel and Secretary
January 5, 2009
Toronto, Ontario, Canada

  Scotiabank 43

 SCHEDULE A

PROPOSALS SUBMITTED BY SHAREHOLDERS

The following nine shareholder proposals and accompanying statements were submitted by three shareholders. The proposals are matters that the shareholders propose to raise for consideration at the Annual Meeting of Shareholders.
Proposals No. 1 to 5 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by the Bank.
Proposal No. 6 was submitted by Meritas Financial Inc., 410 Hespeler Road, Unit 5, Cambridge, Ontario, N1R 6J6. The proposal was submitted in English and translated into French by the Bank.
Proposals No. 7 to 9 were submitted by Mr. J. Robert Verdun, 153 Wilfred Avenue, Kitchener, Ontario, N2A 1X2, (519) 574-0252, email: bobverdun@rogers.com. The proposals were submitted in English and translated into French by the Bank.
The Board of Directors recommends voting AGAINST these nine proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST these nine proposals.

PROPOSAL NO. 1 — Regulatory structure for long-term Incentive Plans further to a Change of Control
It is proposed that the board of directors adopt a policy stating that, further to a change of control, executives benefiting from a variable pay program linked to the stock price of the Company may only realize its proceeds at the average closing price of the stock during the fourth month preceding the announcement of the transaction.

Supporting Statement
In August 2007, financier Thomas Caldwell lamented the impact stock option plans could have on the sale of our Canadian companies. Variable share compensation plans, options or their equivalent often contain provisions that enable the immediate vesting of stock options if the company’s control changes hands. This immediate vesting clause may be so enticing that these plans can become an incentive for executives and directors to look for a change of control, beneficial to them, while neglecting the long-term interests of shareholders.
Our reading of the evolution of the Canadian economic situation prompts us to file this proposal as several Canadian companies are expected to change hands with the globalization of markets, the pattern towards consolidation of companies or the opportunity to realize significant gains in the short term. We emphasize the findings of a study conducted by KPMG, published in 2003, on mergers and acquisitions where only 34% of mergers analyzed had created added value for shareholders and where, on the other hand, 31% had resulted in decreased value1. There is also this quite relevant comment made by Yvan Allaire, Chairman of the Board of the Institute for Governance: “[translation] Mergers and Acquisitions specialists often entertain themselves with the fact that a wave of mergers and acquisitions is only the prelude to a wave of sales to deconsolidate and streamline the same companies. This was the case with the irresistible global consolidation of the automobile industry now that Daimler has disposed of Chrysler, Ford of its European entities. This was also the case with the inevitable media convergence with Vivendi, AOL-Time Warner, BCE and others, where several units were bought at a high price to be resold often with a loss. However, companies subject to these buy-sell operations do not come out of it unharmed.”2
It is therefore paramount that such transactions not be initiated by the short-term greed of executives and that the search for long-term added value for all shareholders become the objective.

[1]	KPMG International, “Beating the Bears: Making Global Deals Enhance Value In The Millennium”, June 2003. http://www.kpmg.ca/en/services/advisory/ta/bearMarket.html

[2]	Les Affaires, July 14, 2007

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1
The Human Resources Committee of the Board of Directors is responsible for setting and implementing the Bank’s compensation policy. The Committee reviews the Bank’s executive compensation practices and program design for effectiveness, to ensure the Bank is current with market trends both for competitive practice and for Bank performance. Change of control provisions in compensation plans have been carefully considered and reviewed by the Committee. The Bank has not entered into any employment agreements with its executive officers with respect to change of control payments. To ensure fairness and consistency, for Bank shareholders and executives, the Bank’s compensation plans address the conditions for vesting of benefits following a change of control of the Bank. All of the Bank’s change of control provisions in applicable compensation plans are “double-trigger”, which requires both a change of control of the Bank and the termination of employment without cause to

  Scotiabank 44

take effect. Under the Stock Option Plan, PSU Plan, RSU Plan and executive pension arrangements, if the employment of an executive is terminated within two years of a change of control for any reason other than dismissal for cause, vesting accelerates. Following such an accelerated vesting, the double-trigger provides that the value of awards under the Stock Option Plan, PSU Plan and RSU Plan will be determined based on vesting dates following the closing of such a transaction and that the value the market places on the transaction (positive or negative) has been reflected in the Bank’s share price. The Committee believes that this double-trigger provides appropriate protection for Bank shareholders and is in fact more stringent than the requirements of the proposal. Accordingly, the Bank and the Board recommend that shareholders vote against this proposal.

PROPOSAL NO. 2 — Advisory Shareholder Vote on Senior Executive Compensation
It is proposed that the board of directors adopt a governance rule whereby senior executive compensation policy be the subject of an advisory vote by shareholders.

Supporting Statement
Currently, shareholders cannot express their opinion on senior executive compensation (in particular, the proportion of variable pay and its value according to various scenarios of growth of the stock price, sales or profits, as the case may be). On the other hand, executive compensation reaches record highs that surprise even the most seasoned observers. According to a survey conducted by McKinsey/HRI/CCGG1 in Canada, some 40% of directors believe that the compensation of executive officers is too high and 65% of investors believe the same thing. It is unacceptable for members of our Movement and many citizens that senior executive compensation continues to increase exponentially while that of an average employee scarcely covers inflation. Let us mention the findings of a study by the Canadian Centre for Policy Alternatives published early in 2008 regarding the compensation of the 100 best-paid CEOs of public companies: today, the best paid CEOs earn 218 times more than the average worker while ten years ago, it was 104 times. Nothing can justify such a gap and everything must be done to halt the trend of the last few years.
We acknowledge that the determination of senior executive compensation is the duty of the board of directors. This is why we encourage an advisory vote (“Say on Pay”) so the board can get the pulse of shareholders on its policy. The strategic watch we are conducting on the subject enables us to observe that in many countries rules have been adopted to give shareholders a right of examination of the fundamental policies and mechanisms of corporate executive compensation. Since 2003 in the United Kingdom and 2004 in Australia, compensation policies of public companies are submitted to an advisory vote while the Netherlands (2004), Sweden (2005) and Norway (2007) go much further as such a vote is binding. This acknowledgment of the power of shareholders on compensation policies is covered in the Principles of Corporate Governance published by the OECD.
Let us add that such a proposal has received, on average in Canada, the support of 40.3% of shareholders at the latest annual general meetings of banks in 2008. This is a positive opportunity for the company to prove its sensitivity to shareholders’ concerns before regulatory authorities establish such a policy.

[1]	Survey conducted by McKinsey & Co. and HRI Corporation with 280 corporate directors and members of the coalition for good governance in the fall of 2004.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2
The Bank and the Board appreciate the importance that shareholders place on effective executive compensation programs. That is why the Bank has worked hard to ensure there is a transparent, disciplined and balanced approach for determining executive compensation, including a number of effective ways for shareholders to express their views on the Bank’s approach.
The Human Resources Committee is responsible for the Bank’s executive compensation and its goals and objectives. All members of the Committee are independent and combine their own expertise with input from external consultants and shareholders in making compensation decisions, especially to ensure a strong link to corporate performance. Detailed information on the Bank’s compensation philosophy and programs are provided in the Human Resources Committee Report on Executive Compensation and the Executive Compensation section in this Management Proxy Circular.
Scotiabank appreciates the sentiment being expressed and the desire for ways of providing input to the Committee, but believes that an advisory vote on executive compensation (particularly if negative) may in fact and unfortunately only confuse matters, as such a vote would not indicate what element or aspect of the Bank’s compensation process or which executive’s pay package may be at issue.
It is important to note that shareholders can express their views and provide input on these policies in a direct and focused manner through discussions with management, the shareholder proposal process and votes on equity compensation plans (for example, amendments to the Bank’s Stock Option Plan were approved by shareholders at the 2006 Annual Meeting). Members of

  Scotiabank 45

the Committee, including the Chairman, are also available at the Annual Meeting to answer questions regarding executive compensation. Taken together, the Bank believes that this type of input is very useful and offers significant scope for input on executive compensation.
As such, and notwithstanding the sentiment being put forward, the Bank and the Board believe that the advisory vote contemplated by this proposal is unnecessary and recommends that shareholders vote against it.

PROPOSAL NO. 3 — Women on Boards of Directors
Considering that there is currently among both men and women a pool of important and diversified skills and experience necessary to fulfill the profiles required of directors of corporations, it is proposed that the board of directors adopt a policy that requires that 50% of the new applicants proposed as members of the board be women until gender parity is reached.

Supporting Statement

In October 2007, a study carried out by Catalyst1 with American Fortune 500 companies showed that companies with the largest number of women on their boards had better results on profitability and sales. Although for more than 30 years now, the number of women graduates continues to increase, very few organizations have gender parity on their boards of directors and their executive teams. In fact, the proportion of women on boards of directors has languished at about 10% for the past 20 years. Yet, they are today a critical mass of talents in areas as diversified as finance, international commerce, good governance, risk management, compensation and other areas under the power of boards of directors. We therefore deny ourselves of a significant well of diverse skills and qualities, as well as a larger perspective on technological, financial or social challenges that companies face and will increasingly face.
Some companies have adopted policies to favour the appointment of women candidates when filling vacant seats on their boards of directors in order to reach a better balance. They unfortunately are the exception. While acknowledging this sensitivity to the problem of under representation of women on boards of directors, we ask that the company make a greater commitment to reaching gender parity for representation of women on its board by adopting the above proposal.

[1]	Catalyst, The Bottom Line: Corporate Performance and Women’s Representation on Boards. October 2007. Catalyst is an American non-profit organization working to support women in their quest to fulfill their professional goals.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 3
The Board of Directors of the Bank currently has 16 members, four of whom are women. This figure compares favourably with all of the other major Canadian banks and corporation boards generally. The Board appreciates the importance of gender diversity and over the long term, seeks to have more women both among its members and among the Bank’s senior management. In recognition of the Bank’s improvement in our representation of women in senior management team, the Bank received the internationally prestigious 2007 Catalyst Award for Scotiabank’s Advancement of Women initiative.
The Corporate Governance and Pension Committee acts as the nominating committee for the Bank. The Committee regularly reviews the composition of the Board to ensure an appropriate level of skills, expertise and geographic representation, and submits its recommendations to the Board. This Committee considers and maintains a matrix of the skills and competencies of each current Director and those required by the Board as a whole. These skills and competencies are considered when proposing new candidates. As Board positions open, the Corporate Governance and Pension Committee and the Board of Directors conduct a search for new director nominees. As set out in the Bank’s Corporate Governance Policies, factors considered by the Committee and the Board in their review of potential candidates include: prominence in business, institutions or professions; residency in and familiarity with certain geographic regions where the Bank carries on business; integrity, honesty and the ability to generate public confidence; demonstrated sound and independent business judgment; financial literacy; and knowledge and appreciation of public issues and familiarity with local, national and international affairs. Gender is just one of many factors considered when looking at prospective directors.
It is the duty of the Board and the Committee to propose candidates for the Board who, in the Board’s view, can best contribute to the stewardship of the Bank, taking into account the Bank’s needs at a particular time. It would be inappropriate to constrain the Board in this regard by imposing a requirement that a fixed percentage of director nominees must be women. For these reasons, the Bank and the Board recommend that shareholders vote against this proposal.

  Scotiabank 46

PROPOSAL NO. 4 — Independence of Members of the Compensation Committee and External Compensation Consultants
It is proposed that the board of directors adopt, for members of the compensation committee and external compensation consultants, the same independence policy as the one governing the members of the audit committee and external auditors.

Supporting Statement
This proposal parallels the practice of excellence recommended by The Canadian Coalition for Good Governance as well as the Institute of Corporate Directors (ICD) Blue Ribbon Commission. This formal independence would reassure shareholders on the independence of the committee in the development of a compensation policy for senior executives. Moreover, this policy should include the following elements:

–	The selection process for compensation consultants is under the jurisdiction of the compensation committee, and the latter is the client;
–	The consultant(s) retained earn the majority of their fees from the company from their consulting mandate with the compensation committee;
–	All fees thereby paid are disclosed in the management proxy circular;
–	The CEO does not participate in the selection of the members of the committee nor does he/she participate in the committee’s work;
–	Two thirds of the members of the committee are not CEOs;
–	Deliberations on senior executive compensation shall take place in their absence.
Moreover, the management proxy circular shall include a statement from the members of the committee stating that the policy was complied with and, should there be derogation, relevant explanations shall be revealed.
This proposal acknowledges the difficulty in establishing a compensation policy for senior executives that is motivating, effective and fair. It is with this in mind that we want the compensation committee to have as much prerogative as the audit committee does. Also, the compensation consultants retained for this mandate should have the same independence from management as external auditors have. As mentioned in the ICD Blue Ribbon Commission report, “The executive compensation and board-related work actually represents a relatively small part of their overall fee from any given corporate client. Thus, our recommendation is a representation of best practice and calls for the separation of board work from pension and other work, to ensure independence.”1 The subject of senior executive compensation is all the more crucial as the amounts paid astonish even the most seasoned observers. For significant change to occur, members of this committee should be given the conditions necessary to obtain true independence and access to consultants independent from management. Let us point out that the measures taken to increase the independence of audit committees were successful.

[1]	The Institute of Corporate Directors Blue Ribbon Commission — Final Report. June 2007 (p. 40).

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 4
The Bank takes independence requirements very seriously and the Bank’s Director Independence Standards meet all applicable legal and regulatory requirements – at both the Board and Committee levels. Corporate governance rules have recognized the importance of a higher standard for audit committees and, in that regard, applicable regulations have higher independence standards for audit committee members. All of the Bank’s Audit and Conduct Review Committee members meet these higher standards. The Bank’s Director Independence Standards are attached to this Management Proxy Circular as Appendix 2. The Bank currently has only one non-independent Director, our President and Chief Executive Officer. The Audit and Conduct Review Committee, the Human Resources Committee and the Corporate Governance and Pension Committee are all comprised only of independent Directors.
The Human Resources Committee regularly monitors the services provided by Hewitt, its compensation consultant, to the Bank and the fees associated with those services. In addition, the Committee has examined the steps Hewitt has taken to ensure the independence of its executive compensation consultants. Based on Hewitt’s segregation of the executive compensation consulting practice and compensation structures from the rest of the company, the Committee believes that it is receiving independent and objective executive compensation advice from its consultant.
While the role of external compensation consultants is important and valuable, we do not believe that a comparison to the role played by external auditors is appropriate. The Bank believes that the significant role of the external auditor justifies the imposition of higher independence standards. Auditors review financial statements to verifiable standards – generally accepted accounting principles – whereas compensation consultants have many more variables in the scope of their work. The relationships, professional duties and standards, impact, scope of work and day-to-day involvement of external auditors versus that of external compensation consultants are vastly different. This is further evidenced by the difference in fees paid to the Bank’s auditors and the external compensation

  Scotiabank 47

consultants, both of which are disclosed earlier in this Management Proxy Circular. We do not believe that such stringent standards are necessary or advisable for compensation consultants. The Bank and the Board recommend that shareholders vote against this proposal.

PROPOSAL NO. 5 — Limit the number of tenures
It is proposed that the board of directors adopt a governance rule limiting the number of boards on which any of its directors may sit to four (4).

Supporting Statement
For a director to fully play his/her role, he/she must be able to spend all the time necessary to do so. Everyone acknowledges the central role of the members of a board of directors and all agree on the increasing complexity of the world in which companies do business. One way to ensure this required availability in time and energy from members of a board of directors is to limit the number of tenures a director may accept. Good corporate governance codes set a maximum number of tenures. For example, in the United States, the National Association of Corporate Directors (NACD) suggests that a CEO or other officer should not have more than one or two mandates as director in addition to the one he/she has within the company. For professional directors (whose sole profession is to sit on boards), this organization suggests five or six mandates. In the United Kingdom, the Combined Code recommends that a chairman of the board of a FTSE 100 company should not take on the directorship of more than one other company. In France, a director cannot have more than five mandates in business corporations having their head office on French territory. In Canada, the Share organization suggests withholding voting rights for directors who hold five tenures or more or directors who are part of the executive team of another company.
On the other hand, good corporate governance calls for a limited number of directors (between 9 and 11), the set up of specialized board committees (governance, risk management, in addition to audit committees, human resources committees, compensation committees, etc.) thus increasing by as much the duties of each member of the board. The increasing complexity of the files also requires that directors spend more and more time on them.
It is important that the board of directors acknowledges these developments and adopts a policy to limit the number of tenures of its members outside the company to ensure the efficiency of directors.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 5
The Board of Directors agrees that for Directors to fully contribute to the Bank, Directors must be able to spend the appropriate time needed to do so. When considering new director nominees, the Corporate Governance and Pension Committee, which acts as the Bank’s nominating committee, considers the matrix of skills and competencies that each Bank director must have and those required by the Board as a whole, and ensures that each new nominee and current Director has adequate time to dedicate to being an effective member of the Board. In assessing each Director’s or proposed nominee’s capacity to devote sufficient time to Board and Committee work, one of the factors that the Committee considers is the number of other public company directorships held by Directors. It is the Board’s policy that no Director may sit on more than three audit committees of other public companies without the consent of the Audit and Conduct Review Committee and the Board. While recognizing the work involved in serving on public company audit committees, the Board has chosen to assess each case individually and has not adopted a hard limit on the number of audit committees on which an individual may serve. The Board believes that a review of each individual’s personal circumstances and background is more appropriate. For the same reasons, the Board has also chosen not to impose a maximum number of boards on which any Director may serve. This, as well, is carefully assessed for each individual.
All of our Directors have achieved their business and personal successes and accomplishments through dedication and hard work. One of the reasons they were each selected was for their experience and good judgment. The Board and the Corporate Governance and Pension Committee do not believe that an arbitrary absolute limit is required as they believe that the Bank’s current practice is working effectively to best meet the needs of the Bank and its shareholders. The Bank and the Board believe that the current policy, which provides for review on a case by case basis, allows for the most flexibility and for the most qualified individuals to be able to be considered as nominees for director.

PROPOSAL NO. 6 — Advisory vote on executive compensation
RESOLVED, that shareholders of Bank of Nova Scotia urge the board of directors to adopt a policy that Bank of Nova Scotia’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Bank of Nova Scotia’s

  Scotiabank 48

management, to ratify the report of the Human Resources Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.

SUPPORTING STATEMENT:
Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However disclosure, no matter how detailed, does not allow shareholders to provide any input on the decisions that have been made.
Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote will provide shareholders with an opportunity to register their views on all elements of executive compensation.
For many years, shareholders of Canadian issuers have had the opportunity to consider and vote on the adoption of stock-based compensation plans and many types of amendments made to them after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.
Currently, shareholders who do not support some or all aspects of the corporation’s executive compensation package can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.
An advisory vote on compensation was introduced in the United Kingdom in 2002. According to research compiled by Deloitte, in reported vote results from U.K. shareholder meetings held between 2002 and 2007, only 64 of 593 companies indicated that more than 20% of shareholders did not support the directors’ executive compensation report. Yet significant positive changes to executive compensation have been noted. According to corporate governance expert Stephen Davis, Deloitte found that there has been a significant increase in the amount of total incentive pay “with meaningful performance conditions attached” in the advent of the institution of the advisory vote in the U.K.*
The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholders to provide issuers with their views of those decisions.

*	Stephen Davis, “Does ‘Say on Pay’ Work?”, Policy Briefing No. 1, Millstein Centre for Corporate Governance and Performance, Yale School of Management, 2007. p. 11.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 6
The Bank received another proposal for inclusion in this Management Proxy Circular and would refer shareholders to the Board’s response to Proposal No. 2 above (respecting an advisory vote on senior executive compensation). The Bank believes that compensation decisions for senior executives are most properly determined by the Human Resources Committee and the Board of Directors and that, as outlined in our previous response above, currently shareholders have access to appropriate and effective means of providing their views to the Committee and the Board of Directors on compensation matters. As such, the Bank and the Board believe that the vote contemplated by this proposal is unnecessary and recommends that shareholders vote against this proposal.

PROPOSAL NO. 7 — Fundamental review of executive compensation
The shareholders recommend to the Board of Directors that it undertake a comprehensive review of executive compensation to ensure that incentives do not encourage extreme risks, and that bonuses are paid out only when long-term performance has been proven to be sound and sustainable. This review should lead to new policies to place before the shareholders for approval in one year’s time.

Shareholder’s Explanation:
The massive collapse of financial institutions that took place in September 2008 is due to many factors, but it is clear that misguided executive compensation policies were significantly responsible for the devastating insolvencies of banks, investment houses, and insurance companies. Appointment to a senior executive position in a financial institution should be regarded as a privilege, and the duties should be executed with the highest possible standards of responsibility and ethics. Long-term performance and stability must be priorities. In the opinion of many shareholders, current executive compensation is excessive, and provides the wrong kind of incentive. Stock options, in particular, can encourage executives to make risky decisions in search of short-term gains that will drive up the share price. The comprehensive review should consider a cap on current cash compensation at a level that allows executives to live

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comfortably, but without distracting them from the job of managing the bank. Any additional compensation should be in a form that is not received by the executive until after retirement. My suggestion is that it should be payable over a period of at least 60 months, beginning one full year after retirement. Moreover, this compensation (likely in the form of restricted share units) should be fully retractable in the case of significant failures due to wrong decisions having been made by the affected executives. The details shall be worked out by the Board of Directors.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 7
The executive compensation policies of the Bank are designed to attract, retain and motivate executives who have the relevant skills, knowledge and abilities, and to ensure that compensation is aligned with Bank performance and shareholder interests.
The Human Resources Committee – made up entirely of independent directors – is responsible for recommending to the Board an overall compensation strategy for the Bank and setting the compensation of executive officers. The Bank’s compensation mix contains short, mid and long-term compensation plans in order to ensure pay for performance and that compensation aligns with shareholder interests and that the appropriate performance targets, where relevant, are achieved. The Committee retains independent advisors to assist them with determining the appropriate mix of compensation – to meet shareholder expectations, market trends and for the Bank to remain competitive in attracting and retaining key talent. In recent years in response to market trends, the Committee has shifted executive compensation away from stock options and placed a much higher weighting on performance share units. We would also refer shareholders to the section entitled “Self Assessment of Alignment with Institute of International Finance (IIF) Principles of Conduct” earlier in this Management Proxy Circular. The Committee and the Board believe that the appropriate emphasis and balance between short, mid and long-term compensation – all with appropriate links to performance – ensures that the Bank’s management exercises a balanced approach to decision making. The Bank and the Board recommend that shareholders vote against this proposal.

PROPOSAL NO. 8 — Short-selling to be thoroughly reviewed
The shareholders recommend to the Board of Directors that a comprehensive review be undertaken with respect to short-selling. If warranted, the Board shall bring forward a policy for consideration by the shareholders, and, if necessary, for submission to the legislators and regulators.

Shareholder’s Explanation:
The spectacular collapse of financial institutions in the United States and elsewhere in September 2008 was aggravated by short-selling, which had to be temporarily halted by the regulators. This raises the obvious question of whether short-selling should ever be allowed. Short-selling is a practice whereby an investor “borrows” shares that belong to someone else, without the expressed permission of the actual owner. These shares are then sold into the market in the expectation that the share price will decline, the investor intending to buy back the shares at a profit in order to restore them to the original owner. This practice results in the same shares residing in two different accounts at the same time! That is, they are still shown as being in the account of the original owner (who is not informed that they have been borrowed) while also being in the account of the person who buys them from the short-seller. The result looks suspiciously like fraud! The entire process creates a glut of shares on the market, and has the obvious effect of placing downward pressure on the share price. It becomes a self-fulfilling prophecy if enough short-sellers enter the market. Even if the company was strong and healthy, short-sellers can seriously damage its market value. It is obviously not in the best interests of the original owners to allow their shares to be borrowed and sold for the purpose of driving down their value, so how is it possible for a broker to do something that appears to be unethical, and a violation of the broker’s fiduciary duty to the original owner? Thus, a comprehensive review is required, and may require this bank’s brokerage operations to cease all short-selling on a permanent basis – in addition to whatever recommendations are appropriate for the legislators and regulators for industry-wide reforms.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 8
The recent financial market turmoil has brought media attention onto limited and negative aspects of short-selling. The practice of “naked” shorts – where the party entering into the short sale has not borrowed a corresponding position of shares – can place extreme downward pressure on the prices of affected equity securities. The Bank does not engage in “naked” shorts –

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meaning that when we enter into short sales the Bank has borrowed a corresponding position of the affected shares – as we believe “naked” shorts do not support the effective functioning of the capital markets. Short-selling, done in accordance with market best practices, is an important tool available to and used by financial institutions and brokerages, including the Bank, to hedge exposures related to different market products. In order to effectively manage our exposures from both upward and downward market pressure, the Bank may have long and short positions in certain equities. It is a very useful risk management tool and one that very effectively lowers the Bank’s risks and exposures and therefore supports the interests of the Bank’s shareholders. Short-selling, done properly, is also important for the effective functioning of the capital markets. The Bank and the Board recommend that shareholders vote against this proposal.

PROPOSAL NO. 9 — Director recruitment policies to be reviewed
The shareholders recommend to the Board of Directors that it review its policies on director recruitment, especially with regard to the number of current and former Chief Executive Officers of other corporations who are nominated.

Shareholder’s Explanation:
Executive compensation policies were clearly a major factor in the collapse of several major financial institutions during September 2008. The time is ripe for a review of the ideal qualifications for candidates for the Board of Directors. If the Board is dominated by current and former CEOs, it is inevitable that executive compensation will continue to be generous, and overly reliant on the good judgement of the recipients not to engage in risky decision-making for the purpose of generating short-term spurts in share values. The review of policies on director recruitment shall consider how to find more qualified candidates for the Board whose first allegiance is to fellow shareholders.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 9
The Board’s primary responsibility is to provide stewardship of the Bank and to supervise the management of the Bank’s business and affairs. The Bank’s Corporate Governance Policies, which are reviewed annually, are designed to ensure the independence of the Board and its ability to effectively supervise management’s operation of the Bank. The Board is mandated to maintain the Bank’s strength and integrity, to oversee the Bank’s strategic direction, its organizational structure and the succession planning of senior management and to perform any other duties required by law. The Bank Act outlines certain specific duties and responsibilities of directors, and it requires directors and officers to act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.
The current Directors include business and community leaders active at the regional, national and international levels, and they provide an invaluable breadth of expertise to the Bank. Among the many factors considered by the Corporate Governance and Pension Committee and the Board in its review of potential candidates are the following: integrity, honesty and the ability to generate public confidence; demonstrated sound and independent business judgment; prominence in business, institutions or professions; knowledge and appreciation of public issues and familiarity with local, national and international affairs; residency in and familiarity with certain geographic regions where the Bank carries on business; and financial literacy. This Committee considers and maintains a matrix of the skills and competencies of each current Director and those required by the Board as a whole. These skills and competencies are considered when proposing new candidates. It is important that the Board has an appropriate mix of skills and experience. Past professional experience, such as CEO experience, is not and cannot be the sole determining factor. The Board believes that the Bank’s track record of success proves that the director recruitment practices are working in the best interests of shareholders. The Bank and the Board recommend that shareholders vote against this proposal.

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Notice respecting Shareholder Proposals:

The Bank Act and Regulations require:

•	Shareholder Proposals for the 2010 Annual Meeting must be received by October 13, 2009 (at least 90 days before the anniversary date of the notice of the prior annual meeting).
•	To be eligible to submit a proposal, a person must be, and must have been for at least 6 months immediately before, the registered or beneficial owner of a number of shares with fair market value of at least $2,000 (as at the close of business the day before the proposal is submitted), or must have the support of persons with such holdings in the aggregate, and such share holdings must continue until the end of the meeting. The names and addresses of the person and supporters, the number of shares held and the date that the shares were acquired must accompany the proposal. Proof may be required within a specified time. (Only the submitting person’s name and address appear in the proxy circular.)
•	There are grounds to refuse proposals.
•	The proposal and supporting statement together are not to exceed 500 words.
The foregoing is summary information only. Shareholders are to consult the Bank Act (sections 143 and 144) as amended. Proposals or any questions should be addressed to the Secretary of the Bank at 44 King St. West, Scotia Plaza, Toronto, Ontario, Canada M5H 1H1.

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 APPENDIX 1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
BOARD OF DIRECTORS

The Role of the Bank’s Board of Directors

The Board’s primary responsibility is to provide stewardship of the Bank and to supervise the management of the Bank’s business and affairs. The Bank’s corporate governance policies are designed to ensure the independence of the Board and its ability to effectively supervise management’s operation of the Bank. The Board is mandated to maintain the Bank’s strength and integrity, to oversee the Bank’s strategic direction, its organizational structure and the succession planning of senior management and to perform any other duties required by law. The Bank Act outlines certain specific duties and responsibilities of directors, and it requires directors and officers to act honestly and in good faith, and with the diligence and skill of a reasonably prudent person. The committees of the Board assist the Board in fulfilling its responsibilities and duties. Board committees allow Directors to share responsibility and devote the requisite resources to a particular area or issue. Each committee has also prepared a report, and the reports are included in this Management Proxy Circular under the heading “Committee Reports”.
In June 2008, the Board completed its annual review and approval of its written mandate, which is incorporated by reference into this Management Proxy Circular and is available at www.sedar.com. The Board’s mandate is also available in the Corporate Governance section of www.scotiabank.com. We set out below a summary of the principal responsibilities and duties of the Board:

Accountability and Compliance

•	The accountability of the Bank’s Board is assured partly by the Bank’s compliance with government regulations and the guidelines and rules of self-regulatory bodies and securities exchanges, and partly by the Bank’s own internal rules and standards. All Directors, officers and employees of the Bank must comply with Scotiabank’s Guidelines for Business Conduct (the “Guidelines”).

•	Strong internal compliance procedures are a permanent part of the everyday structure and operations of the Bank. The Group Compliance Department promotes ethical conduct and compliance Group-wide via a standardized compliance process which includes maintaining an awareness of relevant regulations, industry practices and emerging issues and trends in order to identify and assess compliance risks in relation to business activities, including new products and business initiatives. Group Compliance develops policies and procedures to support ongoing compliance, monitors adherence, investigates issues and reports on compliance activities, issues and controls to management and the Audit and Conduct Review Committee of the Board on a periodic basis.

•	The compliance initiatives and programs include the Guidelines process, the Scotiabank Group Compliance Program and infrastructure (including via the Group-wide Compliance Network, a network of business unit heads and compliance officers who have specific subsidiary, business line and/or departmental compliance responsibilities), the Bank Act Legislative Compliance Management System and other specialized compliance programs.

Adoption of a Strategic Planning Process

•	At least one Board meeting a year is devoted to strategic planning and discussions, following which the Board approves the overall strategy of the Bank. In 2008, there were two sessions devoted to strategic planning.

•	The Board’s strategic management oversight and evaluation encompasses reviewing and approving the processes for setting appropriate objectives and developing and implementing business plans. Execution of these processes, and the results, are subject to regular Board scrutiny.

•	An annual business plan is approved by the Board, and the financial performance of the Bank and the key business lines are regularly compared to the business plan.

•	In assessing the Bank’s accomplishments against previously-established objectives, the Board regularly reviews the performance of the Bank on a consolidated basis, as well as the performance of individual business lines. The Board compares and measures results against previously established and approved plans, against past performance and against industry peers.

•	Throughout the year, new strategic initiatives are also regularly presented to the Executive and Risk Committee and the Board.

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Risk Assessment with respect to the Bank’s Business

•	The Board approves all major policies, including the management policies relating to credit, market and liquidity, fiduciary, operational risk, reputational risk, capital management, internal control and corporate governance.

•	Risk exposure is identified and monitored through the Executive and Risk and the Audit and Conduct Review Committees and the Board regularly obtains reasonable assurance that appropriate risk management processes and procedures are in place.

•	Internal Audit and Compliance report at least quarterly to the Audit and Conduct Review Committee on the Bank’s control environment and compliance procedures.

•	The Shareholders’ Auditors report annually to the Audit and Conduct Review Committee on their internal control findings arising from their audit of the Bank’s annual consolidated financial statements.

The Bank’s Internal Control and Management Information Systems

•	The Board is responsible for overseeing the integrity and effectiveness of the Bank’s internal controls and management information systems. The Board requires management to maintain an effective system of internal controls, including internal control over financial reporting and disclosure controls and procedures and in April 2008, the Board approved the Bank’s Internal Control Policy. As part of this Policy, the Bank’s Internal Audit department provides assurance on the integrity of the Bank’s internal processes and controls. The Bank has formal due diligence and other procedures to ensure that all material information is included in its financial statements.

•	The Audit and Conduct Review Committee assists the Board in fulfilling its oversight responsibilities with respect to the Bank’s internal control and information systems. The Committee met eight times last year, including at each quarter end. The Committee has overseen the Bank’s work in identifying, documenting and assessing key controls over financial reporting to ensure the completeness and accuracy of the Bank’s certifications required under section 404 of SOX and under Multilateral Instrument 52-109.

•	The Committee meets once each year with representatives of the Office of the Superintendent of Financial Institutions to review the results of their examination. It also has an opportunity to meet independent of management at every meeting.

•	The Bank’s Chief Auditor as well as the Shareholders’ Auditors are invited to attend each Audit and Conduct Review Committee meeting and comment on the integrity of the Bank’s control and information systems.

•	The Committee receives reports from management and Internal Audit on the design and operating effectiveness of the Bank’s internal controls and any material weaknesses.

Disclosure of Information

•	The Bank has implemented certain disclosure controls and procedures designed to ensure all material information is accumulated and communicated on a timely basis to senior officers of the Bank and the Board.

•	As part of the Bank’s disclosure controls procedures, the Board approved a public disclosure policy and practices statement for the Bank, which is available on the Bank’s website. The disclosure policy addresses the timely, accurate and balanced disclosure of all material information about the Bank and fair and equal access to such information.

•	The Board has also approved a mandate for the Disclosure Committee, which is composed of senior officers of the Bank and reports to the President and Chief Executive Officer (the “CEO”). The Disclosure Committee is responsible for, among other matters, evaluating and discussing certain events in order to determine the appropriateness and timing for public release of material information. The Disclosure Committee also reviews core disclosure documents before circulation to the Board. The disclosure policy and practices statement is reviewed by the Disclosure Committee, at least annually, for the purpose of considering its effectiveness and updating the Bank’s procedures.

•	The Board is kept informed of all key issues at and between Board meetings and approves core disclosure documents, such as the Management Proxy Circular, the annual and interim consolidated financial statements and related Management’s Discussion & Analysis, the Annual Information Form and any prospectuses.

•	Reports on the quarterly financial results of the Bank are issued to shareholders. Management presents and discusses these results with analysts and investors following their publication. The public has access to these meetings via the telephone or Internet.

•	Media and general public queries are usually referred to the Bank’s Public, Corporate & Government Affairs Department.

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•	Investor Relations and the Bank’s website provide information about the Bank to investors, customers and other stakeholders.

•	The Board has also approved disclosure policies and procedures to keep the public informed about borrowing costs and transactional fees.

•	For other customer questions, branches are the first opportunity for customers to resolve complaints or ask questions. If branch managers are unable to resolve complaints, matters can be referred to the Office of the President. Unresolved issues can be directed to the Bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions made within the Bank.

Succession Planning

•	The Board supervises the succession planning processes at the Bank. The Human Resources Committee assists the Board in succession planning by recommending senior executive appointments, monitoring the development of individuals for key positions and assessing management’s performance (quantitative and qualitative). Special focus is given to the CEO position.

•	The Board approves all appointments at the Executive Vice-President level and above, and is informed of new Senior Vice-President appointments.

•	The Board is responsible for satisfying itself as to the integrity of the CEO and other executive officers and that they create a culture of integrity throughout the Bank.

Approach to Corporate Governance Issues

•	The Corporate Governance and Pension Committee has responsibility for developing the Board’s approach to governance issues.

•	The Bank’s Corporate Governance Policies are reviewed and approved by the Board annually to enhance the Bank’s governance structure. The Committee also reviews this Statement of Corporate Governance Practices each year and recommends it to the Board for consideration and approval.

•	The Committee is kept apprised of all applicable legislation and new developments related to the Bank’s corporate governance with a view to ensuring that the Board’s policies and practices stay current with evolving concepts of best practices in corporate governance. The Committee recommends policy enhancements to the Board, as appropriate.

Board Composition and Structure

Under the Corporate Governance Policies, the Board should have between 14 and 18 Directors. The Bank Act requires a minimum of seven Directors, of which at least two-thirds must not be affiliated. At the fiscal year-end, the Board numbered 16 members as Mr. O’Neill and Dr. Samarasekera were appointed as Directors effective May 26, 2008. The Bank’s goal is to attain the optimum size recommended by the Corporate Governance and Pension Committee, taking into consideration the need to staff four standing committees, three of which must be composed exclusively of independent Directors. As discussed more fully below, the Corporate Governance and Pension Committee regularly reviews the composition of the Board to ensure an appropriate level of skills, expertise, geographic representation and diversity, and submits its recommendations to the Board. The Board must approve any reductions or increases to its number.
The current Directors include business and community leaders active at the regional, national and international levels, and they provide an invaluable breadth of expertise to the Bank. Overall, the size and composition of the Bank’s Board reflects the broad geographic reach of our customer base and our diversified international operations. All Board members currently participate in at least one standing committee, 12 Directors sit on two committees, and a portion of the membership of each committee rotates periodically. Directors are elected annually for a one-year term and between shareholder meetings, the Board may appoint additional Directors. In accordance with the Bank’s by-laws, a Director who has attained the mandatory retirement age of 70 is ineligible to stand for re-election. Under the Bank’s Corporate Governance Policies, the following events would also require a Director to tender his or her resignation from the Board:

–	his or her principal occupation changes and a determination has been made that due to the impact of this change on the Board’s composition, he or she should no longer serve on the Board;
–	he or she serves as an officer of the Bank and has ceased to be employed as an officer, and the Board has not requested the individual to continue to serve on the Board; or
–	he or she has received a greater number of votes withheld than for his or her election.
There are 14 Directors proposed for election by shareholders on March 3, 2009, a size we believe is appropriate. As Mr. Scace and Mr. Lemaire are no longer eligible to stand for re-election at the next Annual Meeting, they will be retiring

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from the Board at that meeting but will continue to act as directors until then. The average Board tenure for those Directors proposed for re-election is 9.3 years.

Director Independence

The Bank is committed to complying with all applicable laws, rules and regulations related to the status of its Directors. The Board has approved Director Independence Standards (the “Independence Standards”) which provide a framework for the Board to assess any material relationships of the Directors with the Bank. The Independence Standards reflect the applicable independence requirements set out by the CSA and the NYSE and were revised in 2008 to reflect recent changes in applicable requirements. The Board’s Independence Standards form part of the Bank’s Corporate Governance Policies and the text of the Independence Standards can be found in the Corporate Governance section of the Bank’s website and are attached as Appendix 2 to this Management Proxy Circular. The Board annually reviews the independence of the Directors against the Independence Standards. In assessing Director independence, the Board considers all relevant facts and circumstances, including the relationships of the non-management Directors, their spouses, children, principal business affiliations and others to the Bank. To assist the Board with its determination, all Directors annually complete a detailed questionnaire about their business relationships and shareholdings. Also, each year, all Directors must certify their compliance with the Guidelines, which include the requirement for Directors to declare any material interest in matters coming before the Board.
15 of 16, or 93.8%, of the Bank’s current and 13 of the 14, or 92.9% of the nominated Directors are independent, as defined under the Independence Standards, including the Chairman of the Board, Mr. Arthur R.A. Scace.
The following Directors are independent:

Ronald A. Brenneman	Elizabeth Parr-Johnston
C.J. Chen	Alexis E. Rovzar
N. Ashleigh Everett	Indira V. Samarasekera
John C. Kerr	Arthur R.A. Scace
The Honourable Michael J.L. Kirby	Allan C. Shaw
Laurent Lemaire	Paul D. Sobey
John T. Mayberry	Barbara S. Thomas
Thomas C. O’Neill
As of December 2, 2008, Richard E. Waugh was the only Director determined by the Board of Directors to be non-independent due to his position as President and Chief Executive Officer. Mr. Waugh is also affiliated under the Bank Act due to his management position.

Role of the Non-Executive Chairman of the Board

Mr. Arthur R.A. Scace was appointed as the Non-Executive Chairman of the Board effective March 2, 2004. The Chairman is an independent, outside Director and is currently a member of the Executive and Risk and Human Resources Committees and an ex-officio member of the Audit and Conduct Review and Corporate Governance and Pension Committees. Mr. Scace is retiring from the Board at the end of the 2009 Annual Meeting, having reached the mandatory retirement age under the Bank’s by-laws. The Board is committed to having a Non-Executive Chairman of the Board to ensure independent Board leadership. Following the March 3, 2009 Annual Meeting, Mr. John T. Mayberry will assume the role of Non-Executive Chairman, pending his re-election as a Director.
The Board appoints the Chairman to lead it in fulfilling its duties effectively, efficiently and independent of management. The Chairman also acts in an advisory capacity to the CEO and to other officers in all matters concerning the interests of the Board and relationships between management and the Board.
In carrying out his duties, the Chairman ensures that the Board has adequate resources to support its decision-making requirements, plans and organizes the activities of the Board in consultation with the CEO and ensures delegated committee functions are carried out and reported to the Board. The Chairman is responsible for ensuring that independent Directors have adequate opportunities to meet and discuss issues without management present. At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present. The Chairman or, in his absence, the Chair of the Corporate Governance and Pension Committee, chairs the independent Board sessions which are conducted at the beginning or end of the meeting, or both, if required. In fiscal 2008, there were nine such meetings held without management present.
Interested parties who wish to correspond directly with the non-management Directors may use the following contact information: The Chairman of the Board of Directors, The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, M5H 1H1.

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Board Position Descriptions

The Board has approved mandates for the Board, the Chairman, Committee Chairs and individual Directors which delineate the roles and responsibilities of each such position. These mandates and Board resolutions also define the limits to management’s authority. As discussed below, these mandates are further used for purposes of Board and Director assessments. These mandates can be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.

Director Compensation

Director compensation is reviewed annually by the Corporate Governance and Pension Committee, which recommends any compensation changes to the Board. The Committee considers Directors’ risks and responsibilities, the time commitment, and comparator data of other companies, including the Bank’s key competitors. The Board approves any change to its fee structure or compensation components. In December 2007, based on the Committee’s recommendation, the Board approved a revised fee structure for Directors and paid its non-employee Directors increased fees commencing in fiscal 2008. Shareholders must approve any change to the aggregate appropriation for Directors’ fees, and the revised fee structure did not change the aggregate appropriation for Directors’ fees. For fiscal 2009, the aggregate appropriation for Directors’ fees remains unchanged, as does the Board’s fee structure. The Directors’ Share Ownership Guidelines also remain unchanged, and require Directors to hold Bank common shares and/or DDSUs with a minimum value of $450,000 within five years of their appointment for new Directors or within five years of the effective date for the new guidelines for current Directors. Nine Directors, excluding Mr. Waugh, among those proposed for election already meet the Share Ownership Guidelines. Further, 77% of the nominated Directors, excluding Mr. Waugh, take 100% of their compensation in DDSUs or Bank common shares. Further details on Director compensation can be found under “Compensation of Directors” in this Management Proxy Circular.

Nomination of Directors

The Corporate Governance and Pension Committee, which is composed entirely of independent Directors, acts as the nominating committee for the Bank. This Committee’s mandate includes responsibility for recommending to the Board proposed candidates for Director and determining the criteria for the selection of Board and committee members.
This Committee considers and maintains a matrix of the skills and competencies of each current Director and those required by the Board as a whole. These skills and competencies are considered when proposing new candidates. Factors considered by the Committee and the Board in its review of potential candidates include:

–	prominence in business, institutions or professions;
–	residency in and familiarity with certain geographic regions where the Bank carries on business;
–	integrity, honesty and the ability to generate public confidence;
–	demonstrated sound and independent business judgment;
–	financial literacy; and
–	knowledge and appreciation of public issues and familiarity with local, national and international affairs.
Directors are chosen for their ability to contribute to the broad range of issues that the Board addresses. The following exemplifies certain skills and areas of expertise currently held by members of the Board, which are also considered when assessing potential Director candidates:

–	banking
–	management
–	law
–	finance
–	retail business
–	corporate and capital markets
–	international business and markets
–	public policy
–	Asian economic and foreign policy
–	brand management
The Committee ensures that new nominees will have adequate time to dedicate to being an effective member of the Board. In assessing each Director’s capacity to devote sufficient time to Board and committee work, the Committee considers the number of public company directorships held by Directors. The Committee also considers potential conflicts of interest and interlocking directorships when considering Board candidates, and a similar review is made each year of existing Directors by the Corporate Governance and Pension Committee. As of the end of the 2008 financial year, there was only one interlocking directorship among the Bank’s Directors, which involved two directors.
It is the Board’s policy that no Director may sit on more than three audit committees of other public company boards without the consent of the Audit and Conduct Review Committee and the Board, and such consent was given to Messrs. Kirby, O’Neill and Rovzar over the past year. Mr. Kirby sits on the audit committees of three other public companies,

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and the Board determined that such service would not impair Mr. Kirby’s ability to effectively serve as Chair of the Audit and Conduct Review Committee, in light of Mr. Kirby’s background and other current board commitments. The Board has also determined that Mr. O’Neill’s service on the audit committees of four other public companies does not impair his ability to effectively serve on the Bank’s Audit and Conduct Review Committee. In reaching this decision, the Board considered that Mr. O’Neill has had a career spanning over three decades as a chartered accountant and since retiring from PwC Consulting in 2002, his only business commitments are to the various boards and committees on which he serves. Mr. Rovzar also sits on the audit committees of three other public companies and the Board determined that such service would not impair his ability to effectively serve on the Bank’s Audit and Conduct Review Committee, in light of Mr. Rovzar’s broad legal, business and board experience, and his other current commitments.
The Committee also maintains an evergreen list of potential Director candidates for consideration and engages external advisors, as necessary, to assist in identifying suitable candidates. Current Board members are also encouraged to recommend candidates to be added to the evergreen list maintained by the Committee. Prior to an individual’s nomination or appointment as a Director, the candidate meets with both the Chairman and the CEO and discusses the Board’s expectations with respect to Director contribution and commitment requirements.

Majority Voting Required in Director Elections

The Corporate Governance Policies require that any nominee for Director who receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the Chairman of the Board of Directors following the Bank’s Annual Meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for Director is equal to the number of Directors to be elected. The Corporate Governance and Pension Committee and the Board shall consider the resignation and whether or not it should be accepted. Resignations shall be expected to be accepted, except in situations where extenuating circumstances would warrant the applicable Director to continue to serve as a Board member. The Board shall disclose its decision, via press release, within 90 days of the applicable Annual Meeting. If a resignation is accepted, the Board may appoint a new Director to fill any vacancy created by resignation.

Committees of the Board of Directors

The Board has four standing committees: the Audit and Conduct Review Committee; the Corporate Governance and Pension Committee; the Executive and Risk Committee; and the Human Resources Committee. Further details on the work of the Board Committees are provided in the Committee Reports in this Management Proxy Circular.

Committee Composition

The charter for each of the Board’s four standing committees sets out the composition requirements for the respective committee. The Corporate Governance and Pension Committee reviews and recommends to the Board for approval, at least annually, the composition of the Board committees and recommends Directors to chair each committee. Each non-management Director is expected to be a member of at least one committee.
Committee composition complies with all of the CSA Guidelines for Corporate Governance, applicable NYSE Corporate Governance Rules for director independence and the Bank Act provisions for affiliated directors. All committees of the Board are comprised of non-management Directors, with the exception of the Executive and Risk Committee, which has one management Director, Mr. Richard E. Waugh. The Audit and Conduct Review, Corporate Governance and Pension and Human Resources Committees are comprised exclusively of independent Directors. A majority of the members of the Executive and Risk Committee are independent.
In addition to the Board’s standing committees, there are also regional advisory committees in the Quebec, British Columbia/Yukon and Prairie regions. These committees help Directors from those regions to participate more actively in regional Bank affairs, provide general advice to local senior management and review regional business opportunities.

Committee Operations

Each committee chair must be a non-management Director, who is mandated to manage the operations of the committee and ensure the successful fulfillment of the committee’s charter and any other matters delegated to the committee by the Board. The committee chair is responsible for presiding over all committee meetings, setting the meeting agenda and ensuring that all committee members have the appropriate information and access to resources in order to fulfill their duties. After each committee meeting, the committee chair reports to the Board on the committee’s deliberations and on any decisions or recommendations. Each committee reviews the adequacy of its charter on an annual basis to ensure it reflects best practices and applicable regulatory requirements and reports the results of this review to the Corporate Governance and Pension Committee. Any changes to committee charters are approved by the Board. Each of the Audit and

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Conduct Review, Corporate Governance and Pension and Human Resources Committee may engage outside advisors or consultants, as the committee deems necessary, in order to discharge its duties, and committees have authority to approve the consultants’ fees and terms for retention.

Orientation and Continuing Education

The Corporate Governance and Pension Committee is responsible for ensuring a relevant orientation and education program is in place for Directors. The goal of the Board orientation program is to ensure that all Directors fully understand the nature of their roles, responsibilities and duties as Board members and are knowledgeable about the nature and operation of the Bank’s business. The orientation program is tailored for individual Directors to reflect his or her knowledge, unique skills, experience and education. New Directors are provided with orientation packages which address all key legal requirements, the Bank’s by-laws, the duties and responsibilities of directors, key Bank and Board policies and procedures, an overview of the Bank’s key business lines and organizational charts and copies of the Bank’s public disclosure documents. New Directors meet with the CEO and other executive officers throughout the year. New Directors also receive the Bank’s Corporate Governance Information Book (the “Book”), which is updated each year and reissued to all Directors. The Book includes information on: corporate governance, Directors’ duties and responsibilities, the Board and its committees; Bank Act and other applicable legal requirements; insider reporting; and the Guidelines.
New Directors are expected to be a member of at least one Board committee, and may also attend committee meetings by invitation for educational purposes. Over the past fiscal year, Mr. Rovzar attended seven Audit and Conduct Review Committee meetings by invitation or request and in September 2008, became a member of this Committee. Mr. O’Neill and Dr. Samarasekera both joined the Audit and Conduct Review Committee as members following their appointment effective May 2008. Directors may also request copies of the minutes of the committees of which they are not a member for informational purposes and all Directors receive verbal reports by the committee chairs on the proceedings of the committees at each Board meeting.
The Bank ensures that Directors have timely access to materials and information in order to properly discharge their responsibilities and maintains a secure Directors’ intranet site to facilitate prompt dissemination of information to all Directors. Each year, the Bank schedules off-site Board meetings in different locations to familiarize Directors with the Bank’s regional and international operations. To assist Directors in maintaining and enhancing their skills, the Bank conducts ongoing information sessions for all Directors, and arranges for seminars by senior executives on significant, specialized or complex aspects of business operations. During the 2008 fiscal year, management and external professional advisors made presentations to the Board and/or committees on various topics, including the following: Basel (Pillar 2 and 3); managing counterparty and collateral risk; IFRS; the global financial crisis and industry sector reports.
Directors are also canvassed for suggestions on educational presentations and reports, and may request that presentations be made by management on issues of particular interest.
Directors may also participate in external professional development education programs designed to assist them in the execution of their roles as a Director, at the Bank’s expense. All of the Bank’s Directors are members of the Institute of Corporate Directors (the “ICD”) and as members of the ICD, have access to ICD events which foster director education and advocacy of best practices in governance.

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Board Assessments

The Corporate Governance and Pension Committee, in conjunction with the Chairman, conducts an annual assessment of the Board’s effectiveness and contribution. The assessment is comprised of three components: a self-assessment; a Board assessment; and peer evaluations. The following chart sets out the various roles Directors play in the Board assessment process:

Evaluator
Chair of the Corporate
Governance and Pension
Evaluating	Chairman of the Board	Committee	Individual Directors
Board performance	✓		✓

Committee performance			Members of the individual committees

Chairman of the Board’s performance			✓

Committee Chairs’ performance			Members of the individual committees

Individual Director performance (including self-assessments)	✓	✓	✓

Each year, all members of the Board complete a detailed self-assessment questionnaire. The Corporate Governance and Pension Committee reviews the content of this questionnaire and the Assistant Corporate Secretary administers the questionnaires and prepares summary reports on a confidential basis. The Chair of this Committee then reviews the results with the Chairman. The Committee’s findings and recommendations and a summary of the survey results are provided to the Board. The self-assessment is strictly confidential to encourage full and frank commentary on all aspects of the Board’s operations by all Directors. The Chairman and the Chair of the Corporate Governance and Pension Committee also meet with each individual Director to discuss their views on the Board’s effectiveness, the performance of each Board committee, their own performance and any other issues relating to Board effectiveness, including the Board’s orientation and education program.
Assessments of the performance of the Board, its committees and individual Directors are also conducted each year, as part of this process. In these assessments, the Board and each of the committees are assessed against their responsibilities as set out in their respective mandates or charters. Directors also assess the Chairman’s performance, and are provided with an opportunity to comment on their access to the Chairman and their views on the manner in which he conducts Board meetings. In its review of the Board, the Corporate Governance and Pension Committee also considers the overall size, composition and operation of the Board and its committees, to ensure their continued effectiveness. The Board assessment process also provides individual Directors with an opportunity to comment on management performance and their access to and communications with senior management at the Bank. The Board views this review and assessment process as productive for the evaluation and enhancement of performance and as conducive to stimulating discussion of new corporate governance and education initiatives. With the concurrence of the Chairman, the Chief Executive Officer may provide feedback to senior management on board presentations and related matters, where such issues are addressed in the Board evaluation process.
The Board reviews the assessment tools on an annual basis and they are updated from time to time to take into account evolving rules and practices, and changes to their mandates and charters over the past year. As well, in December 2008 the Board approved an Assessment Policy in accordance with OSFI Guideline E17 – Background Checks on Directors and Senior Management of Federally Regulated Entities.

Ethical Business Conduct

As part of the Bank’s corporate governance practices, the Board has adopted the Guidelines, which serve as the Bank’s code of ethics. The Guidelines provide a framework for ethical behaviour based on the Bank’s mission and values, and on applicable laws and regulations. They have been in place for many years and were revised and approved by the Board in 2008. The Guidelines apply to all Directors, officers and employees of the Bank. Each new Bank employee is required to review the Guidelines and confirm such review prior to the commencement of their employment. In recognition of the

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integral role of the Guidelines within the Bank and in the way the Bank conducts its business, each Director, officer and employee of the Bank is annually required to provide his or her written confirmation of their compliance with the Guidelines for the prior fiscal year and to confirm that each such individual has re-read the Guidelines.
The Board monitors compliance with the Guidelines through the Audit and Conduct Review Committee. The Audit and Conduct Review Committee receives an annual verbal report on compliance with the Guidelines, including notices of any material deviation from the standards set out in the Guidelines and any corrective action taken by the Bank in this regard. The Audit and Conduct Review Committee reports to the Board on whether there are appropriate and effective processes in place for ensuring adherence to the Guidelines and on any reports it receives of any material deviations from the standards adopted in the Guidelines and the Bank’s response. Amendments to the Guidelines and waivers, if any, for Directors and executive officers will be approved by the Board and will be disclosed in accordance with applicable securities laws and on the Bank’s website. There were no waivers granted in 2008.
An addendum to the Guidelines deals specifically with matters of particular Director concern. From time to time, matters may come before the Board where a Director may have a conflict of interest. If and when such matters arise, that Director will declare him or herself as having a conflict of interest, will leave the room and will not participate in the discussions and any vote on that matter. Through the annual Director’s Questionnaires, Directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the Board and management in identifying conflict of interest situations in advance. The Board also complies with all Bank Act requirements with respect to conflicts of interest.
As part of the Board’s commitment to supporting and maintaining an environment that supports ethical decision-making, the Board oversees that employees have effective systems in place for raising issues that present an ethical concern. In December 2008, the Board approved an updated Financial Reporting Whistleblower Policy and Procedures (“Whistleblower Policy”). The Whistleblower Policy serves as a supplement to the Guidelines and allows employees to report accounting and auditing concerns or suspected fraudulent activity, confidentially and anonymously through a toll-free hotline and a website, maintained by an independent third party. Employees may also report financial reporting concerns through their supervisors or directly to the Bank’s Chief Auditor. Upon receipt of a significant reporting concern, the Chair of the Audit and Conduct Review Committee and executive management will be notified. The concern will then be investigated by independent external or internal parties and appropriate action will be taken. External parties may also report concerns, including financial reporting concerns, to the Office of the President – Customer Concerns. The Whistleblower Policy has processes in place to protect any employees wishing to raise such issues or who have provided information or assisted in an investigation of securities fraud or related crimes.
The Guidelines can be found on SEDAR at www.sedar.com and in the Corporate Governance section of the Bank’s website at www.scotiabank.com and are available in print to any shareholder upon written request to the Secretary of the Bank.

Senior Executive Management of the Bank

The Human Resources Committee has approved mandates for all executive management positions, including the CEO and all executive officers of the Bank. Each position description delineates the roles and responsibilities of such position. Annually, the Human Resources Committee measures the performance of the CEO against predetermined short and long-term objectives, and the position’s mandate. For details regarding the CEO’s objectives and performance in 2008, see “Human Resources Committee Report on Executive Compensation” in this Management Proxy Circular. The Board reviews this performance review and the assessments made of other executive officers in achieving their respective business line or operational objectives.

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 APPENDIX 2

DIRECTOR INDEPENDENCE STANDARDS

A majority of the Bank’s directors are independent, as required by Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and the current NYSE listed company corporate governance rules. To be considered independent under these rules, the Board must determine that a director has no direct or indirect material relationship with the Bank. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s judgement independent of management. The rules permit the Board to adopt categorical standards in making its independence determinations. The standards adopted by the Board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the Board broadly considers all relevant facts and circumstances.

1.	A director will not be independent if:

•	the director is, or has been within the last three years, an employee or executive officer of the Bank or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Bank or a subsidiary;

•	the director has received, or an immediate family member of the director has received for service as an executive officer, during any twelve-month period within the last three years, more than the lesser of Cdn$75,000 and US$120,000 in direct compensation from the Bank or a subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	(a) the director or an immediate family member of the director is a current partner of a firm that is the Bank’s or a subsidiary’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and personally works on the Bank’s or a subsidiary’s audit, or the director’s spouse, or child or stepchild who shares a home with the director, is an employee of such firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Bank’s or a subsidiary’s audit within that time;

•	the director or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Bank’s or a subsidiary’s present executive officers at the same time serves or served on that company’s compensation committee;

•	the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the Bank or a subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is “affiliated” with the Bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act (Canada).

An “immediate family member” includes a person’s spouse, parents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

2.	In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:

•	An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Bank or any subsidiary, other than compensation in his or her capacity as a member of the Board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the Bank (provided such compensation is not contingent in any way on continued service);

•	An audit committee member may not be an “affiliated” person of the Bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.

Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the

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Board. The Board will examine relationships such as the nature of the director’s banking, lending or other business dealings with the Bank or a director’s role in a charitable organization which has received a certain level of contributions from the Bank. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The Bank will disclose the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.

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